EXHIBIT 99.2

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

i	Notice of Annual General Meeting of Shareholders

ii	Letter to Shareholders

1	General Information
	1	Notice and Access
	1	Proxies
	3	Voting Shares and Principal Holders of Voting Shares

7	Business to be Transacted at the Meeting

8	Nominees for Election as Directors

16	Report of the Human Resources Committee
	16	Executive Compensation Discussion and Analysis
		16	Executive Compensation Policy
		16	The Human Resources Committee of the Board of Directors
		18	Executive Compensation Related Fees
		18	Compensation Policy and Process for the 2016 Fiscal Year
		25	Compensation Awarded to the Named Executive Officers in Fiscal 2016
		25	Performance Graph
		26	Defined Contribution Pension Plan and Deferred Compensation Plans
		26	Compensation of Named Executive Officers
		27	Net Total Compensation Table
		28	Summary Compensation Table
		29	Termination Benefits
	29	Key Features of CGI’s Long-Term Incentive Plans
		29	Share Option Plan
		31	Equity Compensation Plan Information as at September 30, 2016
		31	Performance Share Unit Plan
	32	Compensation of Directors
	33	Directors’ Compensation Table
	34	Stock Options and Deferred Stock Units Granted to Directors
	34	Stock Options Held by Directors
	35	Incentive Plan Awards – Value Vested or Earned During the Year
	35	Indebtedness of Directors and Named Executive Officers

2016 MANAGEMENT PROXY CIRCULAR

36	Report of the Corporate Governance Committee
	36	Corporate Governance Practices
	36	CGI’s Shareholders
	36	Diversity
	37	Majority Voting Policy
	38	Clawback Policy
	38	Mandate, Structure and Composition of the CGI Board of Directors
	39	Role and Responsibilities of the Executive Chairman and Chief Executive Officer
	40	Role and Responsibilities of the Lead Director and Standing Committee Chairs
	40	Criteria for Tenure on the CGI Board of Directors
	46	Nomination Process for the Board of Directors and Executive Officers
	47	Board of Directors Participation in Strategic Planning
	47	Guidelines on Disclosure of Information
	48	Directors’ Compensation
	48	Codes of Ethics and Business Conduct
	49	Relationship with Shareholders and Decisions Requiring their Consent

50	Report of the Audit and Risk Management Committee
	50	External Auditors’ Independence
	50	Auditor Independence Policy
	50	Performance of Services
	51	Governance Procedures
	51	Annual External Auditors Assessment
	52	Fees Billed by the External Auditors
	52	Related Party Transactions

52	Other Business to be Transacted at the Annual General Meeting of Shareholders

53	Additional Information

53	Shareholder Proposals

53	Approval by the Directors

54	Appendix A
Stock Options and Share-Based Awards held by Named Executive Officers

56	Appendix B
Stock Options and Share-Based Awards held by Directors

63	Appendix C
Shareholder Proposals

2016 MANAGEMENT PROXY CIRCULAR

Notice of Annual General Meeting of Shareholders

Date, Time and Place

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of CGI Group Inc. (“CGI” or the “Company”) will be held at the Ritz-Carlton Hotel in the Oval Room, 1228 Sherbrooke Street West, in Montreal, Quebec, Canada, on February 1, 2017, at 11:00 a.m. (Montreal time).

Items of Business

1

to receive the report of the directors, together with the consolidated balance sheet and statements of earnings, comprehensive income, changes in equity and cash flows and the auditors’ report for the fiscal year ended September 30, 2016;

2	to elect directors;
3	to appoint auditors and authorize the Audit and Risk Management Committee to fix their remuneration;
4	to consider the shareholder proposals attached as Appendix C; and
5	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Record Date to Determine Shareholders Eligible to Vote and Attend the Meeting

Only persons shown on the register of shareholders at the close of business on December 12, 2016, or their proxyholders, will be entitled to attend the Meeting and vote. The register of shareholders is kept by CGI’s transfer agent, Computershare Investor Services Inc.

Proxy Voting

Proxies submitted by mail, phone or internet must be received by Computershare Investor Services Inc. by 11:00 a.m., Montreal time, on Tuesday, January 31, 2017. Alternatively, shareholders who miss the phone and internet proxy return deadline may still submit a paper proxy which must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

We wish to have as many shares as possible represented and voted at the Meeting, and for this reason, if you are unable to attend the Meeting in person, we would kindly ask you to (i) if you have requested to receive a paper copy of the current materials, complete and return the form of proxy or voting instruction form in the postage prepaid envelope provided for that purpose, (ii) vote by phone, or (iii) vote using the internet. Instructions on how to vote by phone or by using the internet are provided in the Management Proxy Circular.

CGI has opted to use the Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the Meeting materials distributed for the Annual General Meeting of Shareholders. Instead of receiving the enclosed Management Proxy Circular with the form of proxy or voting instruction form, shareholders received a Notice of Meeting with instructions for accessing the remaining Meeting materials online. This Management Proxy Circular and other relevant materials are available via the internet at www.envisionreports.com/gib2016 or on the Canadian Securities Administrators’ website at www.sedar.com. The Meeting will be broadcasted live on the Company’s website at www.cgi.com. The webcast will also be archived afterwards.

Montreal, Quebec

Dated December 12, 2016

By order of the Board of Directors,

Benoit Dubé

Executive Vice-President, Chief Legal Officer and Corporate Secretary

i	2016 MANAGEMENT PROXY CIRCULAR

Letter to Shareholders

Dear fellow shareholders,

Fiscal 2016, CGI’s 40th year, was a remarkable one, as we continued to successfully implement our Build and Buy profitable growth strategy.

On the “Build” side, as we continued to be at the core of our clients’ digital transformation, we returned to positive organic growth in the third quarter and achieved constant currency organic growth in the fourth quarter. We helped more clients integrate our full suite of end-to-end offerings – high-end consulting, systems integration, IP-based services and solutions, and transformational outsourcing – and were actively engaged with both the business and IT sides of our clients’ organizations.

On the “Buy” side, we made strategic niche acquisitions, which were accretive during the year and immediately acted as catalysts for new growth opportunities. As market conditions continue to favour consolidation in response to client demand for global partners, our funnel of potential acquisition targets is healthy and reflects the highly fragmented nature of our industry.

As a key element of our annual planning process, we conducted a series of more than 1,000 in-depth and face-to-face client interviews now known as the CGI Global 1000. As we implement our business plan, which includes the insights from these conversations along with input from our members and shareholders, our ISO 9001-certified operations will continue to apply our Management Foundation. This set of best practices and management tools that we have developed globally over the years defines and guides the management of the Company. It includes our client, member and shareholder management frameworks that foster long-term relationships with these stakeholders, and leads to quality and consistency of execution in all our operations through best-in-class business processes.

We also rely on a set of performance indicators comprised of measures related to each of our stakeholders. Our performance metrics are applied throughout the Company to ensure we serve as a partner and expert of choice to our clients, we provide a rewarding place in which to build a career for our members, and continue to offer a long-term profitable investment for our shareholders. Global, local and comparative results are made visible and monitored at all management levels. They are also regularly reviewed and discussed with all of our members.

Through our enterprise digital transformation capabilities and industry expertise, we help clients embark on their digital journeys and succeed in becoming customer-centric digital organizations. Therefore, the market for our services remains strong, and our sustained growth means that we are better placed than at any time in our history to provide innovative services and solutions to our clients with truly global reach. Our client proximity model, together with our sharp focus on clearly delineated vertical markets, allows us to develop a fundamental understanding of our clients’ needs. In addition, we have centers strategically located to optimize delivery to our clients, so that while we operate globally, we remain singularly focused on interacting with our clients locally.

This year, Michael E. Roach retired as President and Chief Executive Officer of CGI but accepted to be nominated for reelection as a director of the Company. Mr. Roach has been an exceptional leader and, on behalf of our members and our Board of Directors, we thank him warmly for his exceptional contribution to our success. We also congratulate George D. Schindler, a long-time industry leader who joined CGI in 2004, on becoming our new President and Chief Executive Officer and who is also nominated for election as a director. Under George’s leadership, we will continue our long tradition of successfully executing CGI’s Build and Buy profitable growth strategy.

We encourage you to read our 2016 Annual Review, Management’s Discussion and Analysis, audited consolidated financial statements, and Management Proxy Circular to become better acquainted with CGI. We are confident that, as you come to know us, you will appreciate the strength of our commitment to our three stakeholders including you, our shareholders.

2016 MANAGEMENT PROXY CIRCULAR	ii

Letter to Shareholders

Annual General Meeting and Proxy Voting

On behalf of CGI’s Board of Directors, management and members, we invite you to attend the Annual General Meeting of Shareholders that will be held at the Ritz-Carlton Hotel in the Oval Room, 1228 Sherbrooke Street West, Montreal, Quebec, Canada, on February 1, 2017, at 11:00 a.m. (Montreal time).

The items of business are described in this Notice of Annual General Meeting of Shareholders and Management Proxy Circular.

At the Annual General Meeting of Shareholders, you will have the opportunity to hear CGI’s senior leadership discuss the highlights of our performance in 2016. You will also hear about our plans for the future and will have the opportunity to ask any questions you may have about your Company.

If you are unable to attend the meeting we encourage you to exercise the power of your proxy by voting your shares by mail, by phone or by using the internet as outlined in the enclosed Management Proxy Circular.

Yours sincerely,

Serge Godin Founder and Executive Chairman of the Board	Dominic D’Alessandro Lead Director

iii	2016 MANAGEMENT PROXY CIRCULAR

General Information

This Management Proxy Circular is provided in relation to the solicitation of proxies by the management of CGI Group Inc. (the “Company” or “CGI”) for use at the Annual General Meeting of Shareholders (the “Meeting”) of the Company which will be held on February 1, 2017, and at any adjournment thereof. Unless otherwise indicated, the information provided in this Management Proxy Circular that relates to financial information is provided as at September 30, 2016, all other information is provided as at December 12,  2016, and all currency amounts are shown in Canadian dollars.

Notice and Access

CGI uses the Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the Annual General Meeting of Shareholders. Instead of receiving this Management Proxy Circular with the form of proxy or voting instruction form, shareholders received a Notice of Meeting with instructions for accessing the remaining materials online. CGI sent the Notice of Meeting and proxy form directly to registered shareholders, and the Notice of Meeting and voting instruction form directly to non-objecting beneficial owners. CGI intends to pay for intermediaries to deliver the Notice of Meeting, voting instruction form and other materials to objecting beneficial owners.

This Management Proxy Circular and other relevant materials are available via the internet at www.envisionreports.com/gib2016 or on the Canadian Securities Administrators’ website at www.sedar.com. If you would like to receive a paper copy of the current materials by mail, you must request one. There is no charge to you for requesting a paper copy. Registered shareholders and non-objecting beneficial shareholders may call toll free at 1-866-962-0498 within North America or +1-514-982-8716 outside North America and enter the control number indicated on the Notice of Meeting to request a paper copy of the materials for the Meeting. Objecting beneficial shareholders may request a paper copy of the materials by calling Broadridge Investor Communication Solutions, toll free at 1-877-907-7643.

To ensure you receive the materials in advance of the voting deadline and Meeting date, all requests must be received not later than January 18, 2017. If you do request a paper copy of the current materials, please note that another voting instruction form or proxy form will not be sent; please retain the one received with the Notice of Meeting for voting purposes.

To obtain a paper copy of the materials after the Meeting date, please contact CGI’s Investor Relations department as follows:

Investor Relations

CGI Group Inc.

1350 René-Lévesque Blvd. West

15th Floor

Montreal, Quebec

Canada

H3G 1T4

Tel.: +1-514-841-3200

Proxies

Solicitation of Proxies

The solicitation of proxies will be made primarily by mail for registered and beneficial shareholders and by e-mail and e-delivery for participants in the Company’s Share Purchase Plan. Proxies may also be solicited personally by e-mail or by telephone by members of the Company at minimal cost. The Company does not expect to pay any compensation for the solicitation of proxies, but will pay brokers and other persons holding shares for other reasonable expenses for sending proxy materials to beneficial owners in order to obtain voting instructions.

The persons whose appointment to act under the form of proxy solicited by the management of the Company are all directors of the Company.

In order to be voted at the Meeting, a proxy must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

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General Information

The persons whose names are printed on the form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions given on the form of proxy. In the absence of a specified choice in relation to any matter to be voted on at the Meeting, or if more than one choice is indicated, the shares represented by the form of proxy will be voted:

FOR the election as directors of the fifteen persons nominated in this Management Proxy Circular;

FOR the appointment of Ernst & Young LLP as auditors; and

AGAINST the shareholder proposals attached as Appendix C.

Every proxy given to any person in the form of proxy that accompanies the Notice of Meeting will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

Appointment and Revocation of Proxies

Every shareholder has the right to appoint a person to act on his or her behalf at the Meeting other than the persons whose names are printed in the form of proxy that accompanies the Notice of Meeting. To exercise this right, the shareholder should insert the nominee’s name in the space provided for that purpose in the form of proxy or prepare another proxy in proper form appointing the nominee. The paper form of proxy or internet voting are the only voting options for shareholders who wish to appoint a person as proxy other than the nominees named on the form of proxy.

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. A proxy may be revoked by filing a written notice with the Corporate Secretary of the Company. The powers of the proxyholders may also be revoked if the shareholder attends the Meeting in person and so requests.

Record Date

Only persons shown on the register of shareholders at the close of business on Monday, December 12, 2016, or their proxyholders, will be entitled to attend the Meeting and vote. The register of holders of Class A subordinate voting shares is kept by CGI’s transfer agent, Computershare Investor Services Inc.

Voting by Registered Shareholders

Registered shareholders, rather than returning the form of proxy by mail or hand delivery, may vote by phone or by using the internet. Proxies submitted by mail, phone or internet must be received by Computershare Investor Services Inc. by 11:00 a.m., Montreal time, on Tuesday, January 31, 2017. Alternatively, shareholders who miss the phone and internet proxy return deadline may still submit a paper proxy which must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

Telephone Voting

If a shareholder wishes to vote by phone, a touch-tone phone must be used to transmit voting preferences to a toll free number. Shareholders must follow the instructions of the voice response system and refer to the form of proxy they received in the mail which provides the toll free number, the holder account number and the proxy control number which are located on the front side of the proxy form.

Internet Voting

If a shareholder elects to vote using the internet, the shareholder must access the following website: www.investorvote.com. Shareholders must follow the instructions that appear on the screen and refer to the form of proxy they received in the mail which provides the holder account number and the proxy control number which are located on the front side of the proxy form.

Voting by Non-Registered Shareholders

Non-registered shareholders or “beneficial shareholders” are holders whose shares are held on their behalf through a “nominee” such as a bank, a trust company, a securities broker or other financial institution. Most of CGI’s shareholders hold their shares in this way. Non-registered or beneficial shareholders must seek instructions from their nominees as to how to

2	2016 MANAGEMENT PROXY CIRCULAR

General Information

complete their voting instruction form if they wish to vote their shares themselves. Non-registered or beneficial shareholders who received or who were given access to this Management Proxy Circular in a mailing from their nominee must adhere to the voting instructions provided to them by their nominee.

Since CGI’s registrar and transfer agent, Computershare Investor Services Inc., may not have a complete record of the names of the Company’s non-registered shareholders, the transfer agent may not have knowledge of a non-registered shareholder’s right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders who wish to vote in person at the Meeting must insert their own name in the space provided on the voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

Voting Shares and Principal Holders of Voting Shares

The Company’s authorized share capital consists of an unlimited number of First Preferred Shares (“First Preferred Shares”), issuable in series, an unlimited number of Second Preferred Shares (“Second Preferred Shares”), issuable in series, an unlimited number of Class A subordinate voting shares and an unlimited number of Class B shares (multiple voting) (“Class B shares”), all without par value, of which, as at December 12, 2016, 270,316,749 Class A subordinate voting shares and 32,852,748 Class B shares were issued and outstanding.

The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles of incorporation.

Class A Subordinate Voting Shares and Class B Shares

Voting Rights

The holders of Class A subordinate voting shares are entitled to one vote per share and the holders of Class B shares are entitled to ten votes per share. As at December 12, 2016, 45.14% and 54.86% of the aggregate voting rights were attached to the outstanding Class A subordinate voting shares and Class B shares, respectively.

Subdivision or Consolidation

The Class A subordinate voting shares or Class B shares may not be subdivided or consolidated unless simultaneously the Class B shares or the Class A subordinate voting shares, as the case may be, are subdivided or consolidated in the same manner and in such an event, the rights, privileges, restrictions and conditions then attaching to the Class A subordinate voting shares and Class B shares shall also attach to the Class A subordinate voting shares and Class B shares as subdivided or consolidated.

Rights upon Liquidation

Upon liquidation or dissolution of the Company or any other distribution of its assets among its shareholders for the purposes of winding up its affairs, all the assets of the Company available for payment or distribution to the holders of Class A subordinate voting shares and holders of Class B shares will be paid or distributed equally, share for share.

Conversion Rights of Class A Subordinate Voting Shares in Specific Circumstances

Subject to what is hereinafter set out, if a take-over bid or exchange bid or an issuer bid, other than an exempt bid (as defined in the articles of incorporation of the Company), for the Class B shares is made to the holders of Class B shares without being made simultaneously and on the same terms and conditions to the holders of Class A subordinate voting shares, each Class A subordinate voting share shall become convertible into one Class B share, from the date the offer is made, at the holder’s option, in order to entitle the holder to accept the offer. However, this right of conversion shall be deemed not to come into effect if the offer is not completed by its offeror or if the offer is rejected by one or several of the senior executives and full-time employees of the Company or its subsidiaries and any corporate entity under their control, who are, as a group, owners, directly or indirectly, in any manner whatsoever, of more than 50% of the outstanding Class B shares.

The articles of incorporation of the Company contain a complete description of the types of bids giving rise to the rights of conversion, provide certain procedures to be followed to perform the conversion and stipulate that upon such a bid, the Company or the transfer agent will communicate in writing to the holders of Class A subordinate voting shares full details as to the bid and the manner of exercising the right of conversion.

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General Information

Conversion of Class B Shares

Each Class B share may, from time to time, at the holder’s option, be converted into one Class A subordinate voting share.

Issue of Class B Shares

The Company’s articles of incorporation provide for pre-emptive rights in favour of holders of Class B shares. Therefore, the Company may not issue Class A subordinate voting shares or securities convertible into Class A subordinate voting shares without offering, in the manner determined by the Board of Directors, to each holder of Class B shares, pro rata to the number of Class B shares it holds, the right to subscribe concurrently with the issue of Class A subordinate voting shares or of securities convertible into Class A subordinate voting shares, as the case may be, an aggregate number of Class B shares or securities convertible into Class B shares, as the case may be, sufficient to fully maintain its proportion of voting rights associated with the Class B shares. The consideration to be paid for the issuance of each Class B share or security convertible into Class B shares, as the case may be, shall be equal to the issue price of each Class A subordinate voting share or security convertible into Class A subordinate voting shares then issued.

The pre-emptive rights do not apply in the case of the issuance of Class A subordinate voting shares or securities convertible into Class A subordinate voting shares:

(a)	in payment of stock dividends;

(b)	pursuant to the stock option plans or share purchase plans of the Company;

(c)	further to the conversion of Class B shares into Class A subordinate voting shares pursuant to the articles of incorporation of the Company; or

(d)	further to the exercise of the conversion, exchange or acquisition rights attached to securities convertible into Class A subordinate voting shares.

Any holder of Class B shares may assign its pre-emptive rights to other holders of Class B shares.

Dividends

The Class A subordinate voting shares and Class B shares participate equally, share for share, in any dividend which may be declared, paid or set aside for payment thereon. In fiscal 2016, considering, among other matters, the needs for reinvestment in the Company’s operations, the scope of investment projects, the repayment of the Company’s debt, and the repurchase of outstanding Class A subordinate voting shares under the Company’s Normal Course Issuer Bid (“Issuer Bid”), the Board of Directors determined that the Company, in keeping with its long-standing practice, would not pay a dividend. The Board of Directors re-evaluates the Company’s dividend policy annually.

Amendments

The rights, privileges, conditions and restrictions attaching to the Class A subordinate voting shares or Class B shares may respectively be amended if the amendment is authorized by at least two-thirds of the votes cast at a meeting of holders of Class A subordinate voting shares and Class B shares duly convened for that purpose. However, if the holders of Class A subordinate voting shares as a class or the holders of Class B shares as a class were to be affected in a manner different from that of the other classes of shares, such amendment shall, in addition, be authorized by at least two-thirds of the votes cast at a meeting of holders of shares of the class of shares so affected in a different manner.

Rank

Except as otherwise provided hereinabove, each Class A subordinate voting share and each Class B share carry the same rights, rank equally in all respects and are to be treated by the Company as if they constituted shares of a single class.

Normal Course Issuer Bid

On January 27, 2016, the Board of Directors authorized and subsequently received the approval from the Toronto Stock Exchange (“TSX”) for the renewal of its Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate voting shares as at January 22, 2016. The Issuer Bid enables the Company to purchase on the open market through the facilities of the TSX and the New York Stock Exchange (“NYSE”) and through alternative trading systems, as well as outside the facilities of the TSX pursuant to exemption orders issued by securities regulatory authorities, up to 21,425,992 Class A subordinate voting shares for cancellation. As at January 22, 2016, there were 276,368,769 Class A

4	2016 MANAGEMENT PROXY CIRCULAR

General Information

subordinate voting shares of the Company outstanding of which approximately 77.5% were widely held. The Company was authorized to purchase Class A subordinate voting shares under the Issuer Bid commencing on February 11, 2016 and may continue to do so until February 3, 2017, or until such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the Issuer Bid or elects to terminate the Issuer Bid. As at December 12, 2016, the Company had purchased 9,519,575 Class A subordinate voting shares under the Issuer Bid for approximately $550.9 million at an average price of $57.87, including 7,112,375 Class A subordinate voting shares purchased by way of a private agreement with the Caisse de dépôt et placement du Québec (the “Caisse”) and 559,500 Class A subordinate voting shares purchased by way of a specific share repurchase program with a third party. The Issuer Bid allows for purchases outside the facilities of the TSX by private agreements pursuant to exemption orders issued by securities regulatory authorities. A copy of the Company’s Notice of Intention to make a normal course issuer bid may be obtained free of charge from CGI’s Investor Relations department. See the heading Additional Information at the end of this document.

First Preferred Shares

The First Preferred Shares may be issued from time to time in one or more series and the Board of Directors of the Company has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The First Preferred Shares of each series rank equal to the First Preferred Shares of all other series and rank prior to the Second Preferred Shares, the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The holders of First Preferred Shares are entitled to receive notice of and attend any shareholders’ meetings and are entitled to one vote per share. As at December 12, 2016, no First Preferred Shares were outstanding.

Second Preferred Shares

The Second Preferred Shares may be issued from time to time in one or more series and the Board of Directors has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The Second Preferred Shares of each series rank equal to all other Second Preferred Shares of all other series and rank prior to the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The Second Preferred Shares are non-voting. As at December 12, 2016, no Second Preferred Shares were outstanding.

Principal Holders of Class A Subordinate Voting Shares and Class B Shares

As at December 12, 2016, to the knowledge of the directors and executive officers of the Company, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of CGI’s outstanding Class A subordinate voting shares or Class B shares were Messrs. Serge Godin and André Imbeau. Their holdings are set out in the tables that follow.

Name	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Vote
Serge Godin	397,079	0.15%			0.13%	397,079	0.07%
			28,577,089	86.99%	9.43%	285,770,890	47.72%
Total	397,079	0.15%	28,577,089	86.99%	9.56%	286,167,969	47.79%

Name	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Vote
André Imbeau	268,558	0.10%			0.09%	268,558	0.04%
			4,275,659	13.01%	1.41%	42,756,590	7.14%
Total	268,558	0.10%	4,275,659	13.01%	1.50%	43,025,148	7.18%

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General Information

CGI’s Investor Relations department regularly surveys the Company’s largest institutional shareholders. The following table sets out, as at December 12, 2016, the top ten institutional holders of CGI’s Class A subordinate voting shares, based on the shareholder identification data available to the Company.

Name	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Vote
Caisse de dépôt et placement du Québec	51,061,663	18.89%	–	–	16.84%	51,061,663	8.53%
Fidelity Management & Research Company	20,130,000	7.45%	–	–	6.64%	20,130,000	3.36%
BlackRock Asset Management Canada Limited	12,900,000	4.77%	–	–	4.26%	12,900,000	2.15%
Invesco Advisers, Inc.	10,985,132	4.06%	–	–	3.62%	10,985,132	1.83%
TD Securities Inc.	8,230,000	3.04%	–	–	2.71%	8,230,000	1.37%
Jarislowsky Fraser, Ltd.	5,731,697	2.12%	–	–	1.89%	5,731,697	0.96%
1832 Asset Management L.P.	5,690,000	2.10%	–	–	1.88%	5,690,000	0.95%
The Vanguard Group, Inc.	4,899,035	1.81%	–	–	1.62%	4,899,035	0.82%
Connor, Clark & Lunn Investment Management Ltd.	4,455,000	1.65%	–	–	1.47%	4,455,000	0.74%
BMO Asset Management Inc.	4,450,000	1.65%	–	–	1.47%	4,450,000	0.74%

As at December 12, 2016, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 4,013,093 Class A subordinate voting shares and 32,852,748 Class B shares representing respectively 1.48% of the issued and outstanding Class A subordinate voting shares and 100% of the issued and outstanding Class B shares.

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Business to be Transacted at the Meeting

The following items of business will be presented to the shareholders at the Meeting:

1.	Presentation of the Annual Audited Consolidated Financial Statements

The annual audited consolidated financial statements for the fiscal year ended September 30, 2016 and the report of the auditors will be placed before the Meeting. The annual audited consolidated financial statements were mailed with the Notice of Meeting to shareholders who requested them. Copies of the fiscal 2016 annual audited consolidated financial statements may be obtained from CGI upon request and will be available at the Meeting.

2.	Election of Directors

Fifteen directors are to be elected to hold office until the close of the next Annual Meeting of Shareholders or until their resignation, if earlier. Each of the persons presented in this Management Proxy Circular is proposed to be nominated as a director of the Company and each nominee has agreed to serve as a director if elected.

The persons named as proxies in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the fifteen persons nominated in this Management Proxy Circular unless shareholders direct otherwise.

3.	Appointment of Auditors

The Board of Directors recommends that Ernst & Young LLP be appointed as the auditors of the Company to hold office until the next Annual Meeting of Shareholders or until their successors are appointed. Ernst & Young LLP were first appointed as the Company’s auditors at the Annual General Meeting of Shareholders held on January 27, 2010.

The persons named as proxies in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Ernst & Young LLP as auditors and to vote to authorize the Audit and Risk Management Committee to fix the remuneration of the auditors unless shareholders direct otherwise.

4.	Shareholder Proposals

Two shareholder proposals have been submitted by the Mouvement d’éducation et de défense des actionnaires (“MÉDAC”). MÉDAC is a not for profit company whose registered office is situated at 82 Sherbrooke Street West, Montreal, Quebec, Canada, H2X 1X3, holding 55 Class A subordinate voting shares that it acquired on February 19, 2014.

The two proposals are enclosed as Appendix C hereto, along with the responses of the CGI Board of Directors.

The persons named as proxies in the proxy form intend to cast the votes represented by proxy at the Meeting AGAINST the adoption of the shareholder proposals attached as Appendix C, unless shareholders direct otherwise.

2016 MANAGEMENT PROXY CIRCULAR	7

Nominees for Election as Directors

The persons whose names are printed in the form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth in the following table. Each director elected will hold office until the next Annual Meeting of Shareholders or until such director’s resignation, unless the office is earlier vacated.

The information below lists the name of each candidate proposed by the Board of Directors on the recommendation of the Corporate Governance Committee for election as a director; whether the director has been determined by the Board of Directors to be independent of, or related to, the Company; whether the candidate complies with the Company’s share ownership guideline; the candidate’s age; the principal occupation; the municipality, province or state, and country of residence; the year when the person first became a director; their standing committee memberships; the skills the director brings to the Board of Directors based on the Board of Directors skills matrix; the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised; the number of Deferred Stock Units (“DSUs”) of the Company (see the heading Stock Options and Deferred Stock Units Granted to Directors later in this document); the number of stock options of the Company held (see the heading Share Option Plan later in this document); and the number of Performance Share Units (“PSUs”) of the Company held (see the heading Performance Share Unit Plan later in this document); as well as the other companies on whose board of directors the candidate serves.

Information relating to shares, DSUs, stock options and PSUs beneficially owned, or over which control or direction is exercised has been provided by each of the nominees as at December 12, 2016.

Alain Bouchard Lorraine, Quebec, Canada Director since: 2013 Age: 67 Independent director, complies with the share ownership guideline

Mr. Bouchard is Founder and Executive Chairman of the Board and a director of Alimentation Couche-Tard Inc., a company listed on the TSX with a network comprised of approximately 12,300 convenience stores in Canada, the United States, Europe (in the Scandinavian countries—Norway, Sweden and Denmark, in the Baltic States—Estonia, Latvia and Lithuania and in Ireland with an important presence in Poland), and thirteen other countries and regions worldwide (China, Costa Rica, Egypt, Guam, Honduras, Hong Kong, Indonesia, Macau, Malaysia, Mexico, Vietnam, the Philippines and the United Arab Emirates). The company is the largest independent convenience store operator in North America in terms of number of company-operated stores. Mr. Bouchard founded the company in 1980, led its growth and has more than 45 years of experience in the retail industry.

Chair of the Human Resources Committee

Class A subordinate voting shares: 17,500 (*)

Deferred Stock Units: 10,003 (+)

Stock options: 21,151 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Retail and distribution	✓	✓	✓	✓

8	2016 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

Bernard Bourigeaud Waterloo, Belgium Director since: 2008 Age: 72 Independent director, complies with the share ownership guideline

Mr. Bourigeaud is the former Chief Executive Officer and founder of Atos Origin S.A., a leading global IT services company. Prior to that, he spent eleven years at Deloitte, Haskins & Sells France where he headed the firm’s management consulting and subsequently all of its French operations. Previously, he worked for Continental Grain and Price Waterhouse. Mr. Bourigeaud is a private investor in technology companies and is currently an operating partner of Advent International. In December 2011, Mr. Bourigeaud was appointed Chairman of Oberthur Technologies SA and Vice Chairman of Oberthur Technologies Holding. Mr. Bourigeaud also holds positions on various boards, including Ingenico in France, Aalto Invest in London and Automic in Austria. He is also a member of the global advisory board of Jefferies Bank in New York and a member of the Governing Board of the International Paralympics Committee. Mr. Bourigeaud is an Affiliate Professor at HEC School of Management in Paris and a member of HEC’s International Advisory Board.

Member of the Human Resources Committee

Class A subordinate voting shares: 10,000 (*)

Deferred Stock Units: 9,768 (+)

Stock options: 26,598 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	Expert	✓	✓

Jean Brassard Verdun (Nuns’ Island), Quebec, Canada Director since: 1978 Age: 72 Independent director, complies with the share ownership guideline

Mr. Brassard has had an extensive career as an IT professional practitioner and senior manager. He joined the Company in 1978 as a Vice-President and led the development and implementation of major IT projects in all economic sectors served by CGI. He became President and Chief Operating Officer in January 1997 and was Vice-Chairman of the Company’s Board of Directors for 25 years. Mr. Brassard contributed significantly to CGI’s international profitable growth until he retired in 2000.

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 530,411 (*)

Deferred Stock Units: 18,956 (+)

Stock options: 26,559 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

2016 MANAGEMENT PROXY CIRCULAR	9

Nominees for Election as Directors

Dominic D’Alessandro Toronto, Ontario, Canada Director since: 2010 Age: 69 Independent director, complies with the share ownership guideline

Mr. D’Alessandro was President and Chief Executive Officer of Manulife Financial Corporation from 1994 to 2009 and is currently a director of Suncor Energy Inc. For his many business accomplishments, Mr. D’Alessandro was recognized as Canada’s Most Respected Chief Executive Officer in 2004 and Chief Executive Officer of the Year in 2002, and was inducted into the Insurance Hall of Fame in 2008. Mr. D’Alessandro is an Officer of the Order of Canada and has been appointed as a Commendatore of the Order of the Star of Italy. In 2009, he received the Woodrow Wilson Award for Corporate Citizenship and in 2005 was granted the Horatio Alger Award for community leadership. Mr. D’Alessandro is a fellow of the Chartered Professional Accountants Canada and holds a Bachelor of Science from Concordia University in Montreal. He has also been awarded honorary doctorates from York University, University of Ottawa, Ryerson University and Concordia University.

Lead Director, Member of the Human Resources Committee and Member of the Corporate Governance Committee

Class A subordinate voting shares: 10,000 (*)

Deferred Stock Units: 22,367 (+)

Stock options: 51,906 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Financial services	✓	Expert	✓	✓

Paule Doré Outremont, Quebec, Canada Director since: 1995 Age: 65 Independent director, complies with the share ownership guideline

Ms. Doré joined CGI in 1990 and was Executive Vice-President and Chief Corporate Officer when she retired in 2006. Ms. Doré served on the board of directors of other publicly listed companies, including Ault Food Ltd, AXA Canada, Covitec, Groupe Laperrière Verreault (GLV) and Cogeco Inc., as well as a number of institutions and non-profit organizations. Ms. Doré currently serves as a director of Héroux-Devtek Inc., the Institute for the Governance of Public and Private Organizations (IGOPP) and the Musée Pointe-à-Callières.

Chair of the Corporate Governance Committee

Class A subordinate voting shares: 74,274 (*)

Deferred Stock Units: 8,190 (+)

Stock options: 9,368 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

10	2016 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

Richard B. Evans San Francisco, California, USA Director since: 2009 Age: 69 Independent director, complies with the share ownership guideline

Prior to his retirement in April 2009, Mr. Evans was Executive Director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd. While with Rio Tinto, he was Chief Executive of Rio Tinto Alcan Inc. Prior to that, he was President and Chief Executive Officer of Alcan Inc. until its acquisition by Rio Tinto in October 2007. He currently serves as Chairman of the board of directors of Constellium N.V.

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 10,000 (*)

Deferred Stock Units: 21,671 (+)

Stock options: 56,679 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Multiple vertical markets	✓	✓	✓	✓

Julie Godin Verdun (Nuns’ Island), Quebec, Canada Director since: 2013 Age: 41 Director related to CGI, complies with the share ownership guideline

Ms. Godin is CGI’s Vice-Chair of the Board, Chief Planning and Administration Officer, and is therefore a related director. She has led CGI’s global human resources group since 2009 and the Company’s strategic planning process since 2011. Ms. Godin oversees the development of enterprise-wide policies, programs and processes related to the management of the Company and their application across all CGI business units. She is responsible for ensuring the continuous development of CGI’s 68,000 professionals and for upholding CGI’s industry-leading track record of delivery excellence for its end-to-end services to CGI’s commercial and government clients around the world. She also directs the development and execution of the Company’s global strategy and oversees CGI’s enterprise IS/IT initiatives and full spectrum of security activities.

Vice-Chair of the Board, Chief Planning and Administration Officer

Class A subordinate voting shares: 6,813 (*)

Stock options: 229,708 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

2016 MANAGEMENT PROXY CIRCULAR	11

Nominees for Election as Directors

Serge Godin Westmount, Quebec, Canada Director since: 1976 Age: 67 Director related to CGI, complies with the share ownership guideline

Mr. Godin is CGI’s Founder and Executive Chairman of the Board, and is therefore a related director. Mr. Godin also owns a majority interest in CGI’s Class B shares (see Principal Holders of Class A Subordinate Voting Shares and Class B Shares). Under Mr. Godin’s leadership, CGI has grown into one of the largest independent information technology and business process services firms in the world. Mr. Godin is a member of the Order of Canada and the Ordre national du Québec. In 2008, he was inducted into the Canadian Business Hall of Fame. In 2011, Mr. Godin was named an Honorary Associate by the Conference Board du Canada. In 2015, he became a lifelong member of the Horatio Alger Association. In 2016, he was promoted to Officer of the Order of Canada for his information technology sector and philanthropic contributions. Mr. Godin was also awarded an honorary Doctorate from ÉTS (École de technologie supérieure), an honorary Doctor of Law from York University, an honorary Management degree from HEC Montreal, an honorary Doctor of Administrative Sciences degree from Université Laval and an honorary Doctor of Law degree from Concordia University.

Founder and Executive Chairman of the Board

Class A subordinate voting shares: 397,079 (*)

Class B shares: 28,577,089 (*)

Stock options: 10,000 (‡)

Performance Share Units: 468,667 (§)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Timothy J. Hearn Calgary, Alberta, Canada Director since: 2015 Age: 72 Independent director, complies with the share ownership guideline

Mr. Hearn is Chairman of Hearn & Associates, a consulting, investment management and philanthropic organization, and was, until March 2008, the Chairman and Chief Executive Officer of Imperial Oil Limited. Mr. Hearn has over 40 years of experience in the oil and gas industry and has, in the course of his career, held executive leadership positions in Canada and abroad. He spent ten years at Exxon Mobil Corporation heading global businesses while living in the United States and Asia. He is a past Chairman and an honorary director of the C.D. Howe Institute, and a member of the Joint Public Advisory Committee (JPAC) of the Commission for Environmental Cooperation (CEC). Mr. Hearn is also a director of ARC Resources Ltd.

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 20,000 (*)

Deferred Stock Units: 2,835 (+)

Stock Options: 4,697 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓

12	2016 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

André Imbeau Beloeil, Quebec, Canada Director since: 1976 Age: 67 Director related to CGI, complies with the share ownership guideline

Mr. Imbeau co-founded CGI in 1976 and was, until July 2006, Executive Vice-President and Chief Financial Officer and, until July 2015, Founder, Vice-Chairman of the Board and Corporate Secretary. He now acts as Founder and Member of the Board of Directors, and is therefore a related director. Mr. Imbeau holds an interest in the Company’s Class B shares (see the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares earlier in this document). Mr. Imbeau’s financial and operational expertise and deep understanding of CGI’s operations enables him to provide valuable insight to the Company’s Board of Directors. Mr. Imbeau is currently a director of AtmanCo Inc.

Founder and Member of the Board of Directors

Class A subordinate voting shares: 268,558 (*)

Class B shares: 4,275,659 (*)

Stock options: 40,005 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Gilles Labbé Montreal, Quebec, Canada Director since: 2010 Age: 60 Independent director, complies with the share ownership guideline

Mr. Labbé is President and Chief Executive Officer, and a director, of Héroux-Devtek Inc., a Canadian company specializing in the design, development, manufacture, repair, and overhaul of landing gear systems and components for the Aerospace market. He has held these positions since June 2000. Prior to the acquisition of Devtek Corporation by Héroux Inc. in that year, Mr. Labbé was President and Chief Executive Officer, and a director, of Héroux Inc. since 1989. A Fellow of the Chartered Professional Accountants Canada, Mr. Labbé is the recipient of numerous business awards and is also a director of the Aerospace Industries Association of Canada, and Aéro Montreal.

Chair of the Audit and Risk Management Committee

Class A subordinate voting shares: 25,000 (*)

Deferred Stock Units: 18,595 (+)

Stock options: 45,024 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Manufacturing and distribution	✓	Expert	✓	✓

2016 MANAGEMENT PROXY CIRCULAR	13

Nominees for Election as Directors

Heather Munroe-Blum Westmount, Quebec, Canada Director since: 2015 Age: 66 Independent director, complies with the share ownership guideline

Dr. Munroe-Blum is Chairperson of the Canada Pension Plan Investment Board (CPPIB) and was Principal (President) of McGill University from 2003 to 2013. She has been broadly recognized for her accomplishments with more than 25 years of senior management experience concentrated in higher education, public policy, and research and development. Among others, Dr. Munroe-Blum served on the boards of Four Seasons Hotels and Resorts, Alcan Inc., the Canada Forum of Rio Tinto Alcan Inc., Yellow Media Inc. and Hydro One (Ontario). She is currently a director of the Royal Bank of Canada, a member of the Trilateral Commission, Vice-Chair of the Gairdner Foundation and a member of the Advisory Board of the Center for Advanced Studies at Stanford University.

Member of the Corporate Governance Committee

Class A subordinate voting shares: 855 (*)

Deferred Stock Unit: 1,998 (+)

Stock options: 3,023 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Multiple vertical markets	✓	✓	✓	✓

Michael E. Roach Montreal, Quebec, Canada Director since: 2006 Age: 64 Director related to CGI, complies with the share ownership guideline

Mr. Roach was, until his retirement on September 30, 2016, President and Chief Executive Officer of CGI and is therefore a related director. From 2002 to 2006, he served as President and Chief Operating Officer of the Company. Mr. Roach joined CGI in 1998 from a major telecommunications company where he held a number of leadership positions and spearheaded the outsourcing of the company’s IT operations to CGI. He was recognized as “Most Innovative Chief Executive Officer” for 2014 by Canadian Business magazine.

Member of the Board of Directors

Class A subordinate voting shares: 1,172,335 (*)

Stock options: 461,505 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

14	2016 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

George D. Schindler Westmount, Quebec, Canada Director since: 2016 Age: 53 Director related to CGI, complies with the share ownership guideline

Mr. Schindler was appointed President and Chief Executive Officer of CGI effective October 1, 2016 and is therefore a related director. Prior to such appointment, Mr. Schindler served as President and Chief Operating Officer from May 2015 and as President, United States and Canada Operations from 2011. Mr. Schindler joined CGI through its acquisition of American Management Systems, Inc. in 2004, where he held various management and consulting positions in the U.S. and Canada in support of commercial and government clients. Mr. Schindler sits on the Advisory Board of The Catalogue for Philanthropy – Greater Washington and is a member of the Business Council of Canada. A recognized industry leader, Mr. Schindler has twice been named a Top 100 Leader by Federal Computer Week, and frequently speaks and writes about technology and business strategy topics. He holds a Bachelor of Science in computer science from Purdue University.

President and Chief Executive Officer

Class A subordinate voting shares: 27,277 (*)

Stock options: 1,009,273 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Joakim Westh Stockholm, Sweden Director since: 2013 Age: 55 Independent director, complies with the share ownership guideline

Mr. Westh is an independent director sitting on the boards of several leading Nordic companies, including Saab AB, Swedish Match AB, Absolent Group AB and Arcam AB. Until 2009, Mr. Westh was a Senior Vice-President and executive team member at LM Ericsson AB with responsibility for strategy, operational excellence and sourcing. Mr. Westh is well-known as a leading expert in the fields of technology and management, particularly in Scandinavia.

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 4,707 (*)

Stock options: 4,048 (‡)

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

(*)	Number of shares beneficially owned, controlled or directed, directly or indirectly.
(+)	For more information concerning DSUs, please refer to the heading Compensation of Directors later in this document.
(‡)	For more information concerning stock options, please refer to the headings Share Option Plan and Compensation of Directors later in this document.
(§)	For more information concerning PSUs, please refer to the heading Performance Share Unit Plan later in this document.

2016 MANAGEMENT PROXY CIRCULAR	15

Report of the Human Resources Committee

Executive Compensation Discussion and Analysis

Executive Compensation Policy

CGI’s executive compensation policy emphasizes incentive compensation linked to business success to ensure that the financial interests of the Company’s executives are closely aligned with those of shareholders. CGI measures business success on the basis of profit and growth as well as client and member satisfaction.

CGI’s compensation policy is rooted in its fundamental belief that a company with an inspiring dream, uncompromising integrity, a caring human resources philosophy and solid values is better able to attract and respond to the profound aspirations of high-calibre, competent people. These people in turn will deliver high-quality services, in keeping with the Company’s profitability objectives. The growth and profitability generated as a result will allow CGI to continue to offer its shareholders value for their investment.

This belief drives the Company’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for its shareholders.

In keeping with CGI’s compensation policy, the principles used to determine the compensation of the named executive officers (the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company, hereafter referred to as the “Named Executive Officers”) are also applied to all management team members, taking into account the results of their respective business units. In the case of CGI’s senior executives, there is an added emphasis on closely aligning executives’ financial interests with those of shareholders through incentive compensation.

This report outlines the main features of CGI’s executive compensation policy and programs.

The Human Resources Committee of the Board of Directors

The Committee reviews management’s proposals and makes recommendations to the Board of Directors of the Company in relation to the compensation of certain senior executives, including the entitlements under short and long-term incentive and benefit plans and the corporate objectives that the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executive officers are responsible for achieving. Similarly, the Committee is responsible for approving and making recommendations in relation to the compensation of the Company’s outside directors and succession plans for senior executive officers.

The Committee is made up of Messrs. Alain Bouchard, Chair of the Committee, Bernard Bourigeaud and Dominic D’Alessandro, all of whom are independent directors. The Committee met four times in fiscal 2016. Mr. Bouchard’s role and responsibilities as Chair of the Committee are described later in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.

Each of the members of the Committee has significant experience in the role of chief executive officer that includes ample experience in matters relating to human resources management and executive compensation. Mr. Bouchard was President and Chief Executive Officer and is now Founder and Executive Chairman of the Board of Alimentation Couche-Tard Inc., Mr. Bourigeaud was Chairman and Chief Executive Officer of Atos Origin S.A., and Mr. D’Alessandro was President and Chief Executive Officer of Manulife Financial Corporation.

The role and responsibilities of the Committee are contained in the Committee’s charter. The Committee’s charter forms part of CGI’s Fundamental Texts and is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors later in this document). The Committee’s charter is available on CGI’s website at www.cgi.com. The role and responsibilities of the Committee include:

(a)	Advising the Board of Directors on human resources planning;

(b)

Reviewing and advising the Board of Directors on management’s succession plans for executive officers, with special emphasis on the Founder and Executive Chairman of the Board and President and Chief Executive Officer succession;

(c)

Reviewing and advising the Board of Directors on CGI’s compensation philosophy and policies, including the remuneration strategy and remuneration policies for the executive officer level as proposed by the Founder and Executive Chairman of the Board and the President and Chief Executive Officer;

16	2016 MANAGEMENT PROXY CIRCULAR

Report of the Human Resources Committee

(d)

Making recommendations to the Board of Directors for the appointment of the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other executive officers, while considering and promoting the diversity of the executive team’s background, including in terms of gender, ethnicity, age and experience, and the corporate objectives which the Founder and Executive Chairman of the Board and such other executive officers, as the case may be, are responsible for meeting, as well as the assessment of the Executive Chairman of the Board and of the Founder and Chief Executive Officer against these objectives;

(e)	Monitoring the performance of the Founder and Executive Chairman of the Board and the President and Chief Executive Officer and providing advice and counsel in the execution of their duties;

(f)

Reviewing and advising the Board of Directors on CGI’s overall remuneration plan including the adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the Founder and Executive Chairman of the Board and for the President and Chief Executive Officer of the Company and, in that regard, considering appropriate information.

(g)

Reviewing and advising the Board of Directors on the remuneration of executive officers, annual adjustment to executive salaries, and the design and administration of short and long-term incentive plans, stock options, benefits and perquisites as proposed by the Founder and Executive Chairman of the Board and the President and Chief Executive Officer;

(h)	Reviewing and advising the Board of Directors on employment and termination arrangements for senior management;

(i)	Making recommendations on the adoption of new, or significant modifications to, pay and benefit plans;

(j)

Recommending the appointment of new officers as appropriate while considering and promoting the diversity of the executives’ team background, including in terms of gender, ethnicity, age and experience;

(k)	Reviewing and advising the Board of Directors on significant organizational changes;

(l)	Reviewing and approving the Committee’s executive compensation report to be contained in the Company’s annual Management Proxy Circular;

(m)	Reviewing and advising the Board of Directors on management development programs for the Company;

(n)	Reviewing and advising the Board of Directors on special employment contracts or arrangements with officers of the Company, if any, including any contracts relating to change of control; and

(o)

Reviewing and advising the Board of Directors on the remuneration for members of the Board of Directors and its committees, including the adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions, and recommending changes where applicable.

The Committee also performs such other duties as are from time to time assigned to it by the Board of Directors.

The Committee reports to the Board of Directors on its proceedings, the reviews it undertakes, and its recommendations.

In executing its mandate, the Committee retains the services of Willis Towers Watson, the Company’s external human resources consultant. Willis Towers Watson was first retained to provide consulting services in 1995. Willis Towers Watson’s mandate is to:

•	Provide the Committee with information on market trends and best practices on executive and director compensation;

•

Develop recommendations on the composition of the reference groups of companies used as the basis for determining the compensation of the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executive officers of the Company;

•

Conduct market research and provide the Committee with data and analysis on compensation practices of reference groups to allow the Company to align its compensation policy with the market as it applies to the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executive officers; and

•	Review the design of the annual and long-term incentive programs and provide data and analysis on reference groups’ practices in this area.

2016 MANAGEMENT PROXY CIRCULAR	17

Report of the Human Resources Committee

To ensure the quality of services provided to the Committee by its external advisor, as well as the external advisor’s independence, the Committee has established the following processes as part of its annual work plan:

•

Once a year or as required, each of the external advisors retained by the Committee will provide to the Committee a statement of the services to be provided to the Committee at its request and those to be provided at the request of management for the purpose of enabling the Committee to pre-approve all services to be provided by the external advisor;

•

The Committee may request from each external advisor information concerning the advisor’s organizational structure and employees who provide services to the Committee so that the Committee may agree with the advisor on measures to address any real or perceived conflicts of interest that may arise from the services provided by the advisor to the Company at the request of management; and

•	The Committee reviews the independence policy annually to ensure that it continues to meet the Committee’s requirements.

Executive Compensation Related Fees

CGI’s external human resources consultant’s fees for its services for the years ended September 30, 2016 and 2015 are detailed below:

Service retained	Fees billed
	2016	2015
Advice in relation to executive compensation and the compensation of directors(a)	$114,302	$137,404
All other fees(b)	$421,344	$326,516
Total fees billed	$535,646	$463,920

(a)	All fees billed by the human resources consultant for the years ended September 30, 2016 and 2015 were related to recurring work for the Committee.
(b)	The other fees billed by the human resources consultant for the years ended September 30, 2016 and 2015 were mainly in relation to global rewards and health and group benefit plans.

Compensation Policy and Process for the 2016 Fiscal Year

Composition of Reference Groups

To determine appropriate compensation levels, the Named Executive Officers’ positions are compared with similar positions within a reference group made up of companies leading their industry. These companies include information technology consulting firms and companies similar to CGI with regard to size, and operational and managerial complexity. The Committee reviews the composition of the reference groups annually.

With 85% of its 2016 revenues generated outside Canada, as well as constant international expansion, CGI must offer competitive compensation in the challenging markets in which it operates and to recruit high-performing executives. All of the Company’s major competitors are based either in the U.S., Europe and in the Asia Pacific region and they compete against CGI both in Canada and internationally.

In response to this market reality, the Committee based Named Executive Officers’ compensation for the year ended September 30, 2016 on the U.S. market for executives based in Canada and the U.S. and on the Australian market for the executive based in Australia.

The following disclosure relates to the Company’s compensation policy in effect for the fiscal year ended September 30, 2016.

The selection criteria used to determine the composition of the comparator groups are the following:

•	Autonomous and publicly-traded companies;

•	Large number of professionals;

•	Growing companies;

•	High-end IT consulting, systems integration, IT outsourcing and business solutions providers;

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•	International scope;

•	Companies for which IT is very strategic; and

•	Participation in the data bank for the U.S., Australia or other geographies maintained by Willis Towers Watson, the Company’s external human resources consultant, as the case may be.

Each company in the following table meets at least one of the foregoing criteria:

U.S. Comparator Group: 16 companies

Accenture plc Atos SE Automatic Data Processing, Inc. CACI International Inc. Cap Gemini SA Cognizant Technology Solutions Corporation Computer Sciences Corporation Experian plc	Fidelity National Information Services Inc. Fiserv, Inc. Indra Sistemas SA SAIC, Inc. SNC-Lavalin Group Inc. Tata Consultancy Services Limited Unisys Corporation Xerox Corporation

The Australian comparator group was comprised of five companies, which included ASG Group Limited, DWS Limited, SMS Management & Technology Ltd and UXC Limited.

The foregoing comparator groups were used to determine the compensation of the Named Executive Officers for the fiscal year ended September 30, 2016.

Executive Compensation Components

CGI’s total executive compensation is made up of five components: base salary, short-term incentive plan, long-term incentive plan, benefits and perquisites. In keeping with the Company’s values, incentive compensation and share ownership are emphasized to ensure that executives’ interests are aligned with CGI’s profitability and growth objectives, which in turn results in increased value for all shareholders under normal market conditions. CGI’s Named Executive Officers do not participate in any defined benefit pension plans.

Component	Description	Policy alignment with Reference Group
Base salary	Annual base salary based on each executive’s responsibilities, competencies and contribution to the Company’s success.	Aligned with median base salary offered in the reference group, while allowing for compensation above the median to recognize an executive’s exceptional and sustained contribution to the Company’s success.
Short-term incentive plan	Annual bonus based on the achievement of business objectives in accordance with CGI’s Profit Participation Plan (details are provided later in this document).	Aligned with median short-term incentives of the reference group when business objectives are met.
Long-term incentive plan	Grants under the Share Option Plan or awards under the Performance Share Unit Plan, as applicable, in each case based on achievement of business objectives (details are provided later in this document).	Aligned with median total compensation of the reference group when business objectives are met, or above the median to recognize an executive’s exceptional performance.
Benefits	Group benefits and employer contributions under the Share Purchase Plan.	Aligned with median benefits of the reference group.
Perquisites	Company car and related expenses, tax services, health insurance and medical exams are the principal perquisites.	Aligned with median perquisites of the reference group.
Total compensation		Taking into account the number of years of experience in the role, aligned with the median of the reference group when business objectives are met, while allowing for total compensation above the median to recognize an executive’s exceptional performance.

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The following table shows for each Named Executive Officer the compensation components as a percentage of total compensation, at target levels for the short-term and long-term incentives, for the year ended September 30, 2016:

Name and title as at September 30, 2016	Base salary	CGI Profit Participation Plan	Long-term incentive	Benefits and perquisites
Serge Godin Founder and Executive Chairman of the Board	9.43%	18.86%	70.97%	0.74%
Michael E. Roach(a) President and Chief Executive Officer	9.42%	18.85%	70.95%	0.78%
George D. Schindler(b) President and Chief Operating Officer	19.64%	29.46%	48.13%	2.77%
François Boulanger Executive Vice-President and Chief Financial Officer	22.24%	22.24%	54.47%	1.05%
Colin Holgate President, Asia Pacific Operations	33.88%	20.33%	41.02%	4.77%

(a)	Mr. Roach retired as President and Chief Executive Officer (but not as a director) on September 30, 2016.
(b)	Mr. Schindler was appointed President and Chief Executive Officer effective October 1, 2016.

The Founder and Executive Chairman of the Board and the President and Chief Executive Officer may from time to time exercise their discretion to recommend to the Committee and the Board of Directors that incentive compensation under the Profit Participation Plan, and the performance-based vesting of stock options under the Share Option Plan for Employees, Officers and Directors of CGI Group Inc. and its Subsidiaries (the “Share Option Plan”) and of PSUs under the Performance Share Unit Plan for Designated Participants of CGI Group Inc. (the “PSU Plan”) be adjusted in order to ensure that actual profit participation and vested stock options are equitable and balance the interests of each of the Company’s stakeholders based on the overall performance of the Company and exceptional market conditions.

Base Salary

The base salaries paid to Named Executive Officers are reviewed every year based on each executive’s scope of responsibilities, competencies and contribution to the Company’s success. The objective of CGI’s compensation policy for base salaries is to align them with the median base salary in the reference group, while allowing for compensation to rise above the median in recognition of a particular executive’s exceptional and sustained contribution to the Company’s success. As part of the methodology used for fiscal 2016, Named Executive Officers’ positions were compared with generic positions in the compensation databases for the U.S. and Australia maintained by Willis Towers Watson, the Company’s external human resources consultant. When differences in the level and scope of responsibilities for the comparable generic executive position are observed, the value of the generic position is adjusted to ensure that there is an appropriate basis for comparison.

Profit Participation Plan: Annual Bonus

The Named Executive Officers participate in CGI’s Profit Participation Plan, a short-term incentive plan that pays an annual bonus based on achievement of business objectives as approved at the beginning of the fiscal year by the Board of Directors on the recommendation of the Committee. The Profit Participation Plan is designed to provide CGI’s management and members with an incentive to increase the profitability and growth of the Company.

The Committee makes a recommendation to the Board of Directors in relation to the payment of bonuses to the Named Executive Officers under the Profit Participation Plan based on the Company’s achievement of performance objectives.

Individual incentive awards are based on the executive’s target bonus under the Profit Participation Plan and the achievement of objectives. The target bonus varies as a percentage of base salary depending on the executive’s position. The target bonus is then adjusted in accordance with a performance factor that is directly linked to the level of achievement of business objectives set out in the Company’s annual plan. Executive bonus targets are reviewed annually to ensure they remain aligned with the Company’s compensation policy and continue to be competitive with CGI’s applicable reference group.

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Performance Factor

The performance factor used to adjust each Named Executive Officer’s target bonus is based on two separate measures: profitability and growth. Achievement of profitability and growth objectives determines the performance factor that is applied to calculate the annual bonus. Such adjustment may result in a reduction or an increase in the bonus. In the latter case, the payout may not exceed two times the target award.

The profitability performance factor is based on the degree of achievement of the net earnings margin objective approved by the Board of Directors as part of the Company’s annual budget and strategic plan. The growth performance factor is based on the degree of achievement of the year-over-year percentage revenue growth objective also approved by the Board of Directors as part of the Company’s annual budget and strategic plan.

Only factors that are the results of actual management operation activities are taken into account in the application of performance factors for compensation purposes. The performance factors for achievement of results between levels are prorated.

The performance factors for profitability and growth are determined by applying the following formula:

Profitability		Revenue
Net earnings margin	Profitability Performance Factor	Revenue	Revenue Performance Factor

Budgeted margin objectives on a scale of three levels	0 0.5 1.0	Budgeted revenue objectives on a scale of four levels	0
			2.0
			3.0
			4.0

For instance, to determine the payout under the Company’s Profit Participation Plan, the following formula is used:

The effect of the formula for fiscal 2016 was to place importance on meeting both the growth and the profitability objectives. If either of such key minimum thresholds is not met, no bonus is paid under the plan.

In the case of Presidents of Strategic Business Units, half of their target bonus was based on the formula above as it pertains to the Company, while the other half was determined based on the performance of the business units for which they are responsible and certain quality measures using the same performance measures.

CGI does not disclose specific profitability and revenue objectives because it considers that the information would place it at a significant competitive disadvantage if the objectives became known. Disclosing the specific performance objectives that are set as part of the Company’s annual budget and strategic planning process would expose CGI to serious prejudice and negatively impact its competitive advantage. For example, to the extent that the Company’s performance objectives became known, its ability to negotiate accretive business agreements would be significantly impaired, putting incremental pressure on its profit margins. In addition, we believe that disclosing performance objectives would be inconsistent with CGI’s policy of not providing guidance to the market and limiting all other forward-looking information.

Achievement of the performance objectives presents a meaningful challenge for the Company’s management team since the Company consistently sets ambitious goals as part of its annual budget and strategic planning process. The payouts to the reported Named Executive Officers for fiscal 2016, 2015 and 2014 of compensation that was subject to performance objectives averaged 54% of the target compensation at risk.

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The table below shows the portion of the total compensation at risk that was paid out to the Named Executive Officers for the 2016 fiscal year.

Name and title as at September 30, 2016	Percentage of total compensation at risk	Percentage payout for fiscal 2016(a)
Serge Godin Founder and Executive Chairman of the Board	89.83%	39.50%
Michael E. Roach(b) President and Chief Executive Officer	89.79%	39.50%
George D. Schindler(c) President and Chief Operating Officer	77.58%	31.01%
François Boulanger Executive Vice-President and Chief Financial Officer	76.71%	35.50%
Colin Holgate President, Asia Pacific Operations	61.35%	75.99%

(a)

This percentage shows the proportion of the Named Executive Officer’s compensation at risk that was actually earned, based on the achievement of objectives, including the performance-based vesting of the Company’s stock options or PSUs, as applicable.

(b)	Mr. Roach retired as President and Chief Executive Officer (but not as a director) on September 30, 2016.
(c)	Mr. Schindler was appointed President and Chief Executive Officer effective October 1, 2016.

The Committee is responsible for ensuring that CGI’s executive compensation policies do not expose the Company to significant risks such as providing incentives for senior executives to engage in business strategies that could yield compensation for the executive while placing the Company in financial jeopardy.

The Committee considers that the Company’s executive compensation policies, particularly those that relate to the portion of compensation for which the achievement of performance measures apply, do not expose the Company to risks that could have a material adverse effect on the Company. The short-term and long-term incentive performance-based compensation components require that the Company’s profitability objectives be met. Business strategies that impair the Company’s profitability, whether in the short or long-term, will not result in payouts to the executive team. Since the measures are based on generally accepted accounting principles (“GAAP”) measures, which in the case of the Company are International Financial Reporting Standards (“IFRS”), the results are subject to the same controls over financial reporting and disclosure controls and procedures that apply to the disclosure of the Company’s financial results. These controls include controls and procedures that are designed to protect against, and provide early warning of, fraud and falsification.

All of the Company’s senior executives and directors are required to prepare and file reports disclosing their trading activities in the Company’s securities, including derivative instruments, and the Company prepares and files the reports on their behalf. The Company therefore monitors all securities transactions by its senior executives and directors and also requires that they pre-clear their transactions with the Company. Although the Company does not have a policy that prevents a senior executive from hedging his or her exposure to a decrease in the value of the Company’s shares, in the event that a senior executive or director intended to hedge their exposure, the matter would be brought to the Company’s attention.

Long-Term Incentive Plans

CGI’s long-term incentive plans include the Share Option Plan and the PSU Plan. In line with practices among certain of the Company’s peers, the Company’s compensation policy is to grant, on a case by case basis, either stock options issued under the Share Option Plan or PSUs awarded under the PSU Plan as the long-term incentive component of certain of its senior executives’ compensation.

Share Option Plan

CGI’s executives participate in the Share Option Plan. Like the Profit Participation Plan and the PSU Plan, the Share Option Plan is designed to ensure that executives’ interests are closely aligned with those of all shareholders. The Share Option Plan is designed in accordance with the Company’s ownership philosophy.

The Company’s practice is to apply performance-based vesting rules for all stock options granted under the Share Option Plan as part of the Company’s long-term incentive program. CGI’s general grant of stock options is made at the beginning of the fiscal year. The percentage of stock options that become eligible to vest is based on the degree of achievement of profitability and revenue growth objectives. Stock options that do not become eligible to vest are forfeited and cancelled.

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Stock options that have become eligible to vest then vest on a time basis as follows: one-quarter when the fiscal year’s results are approved, one quarter on the second anniversary of the grant, one-quarter on the third anniversary of the grant, and the final quarter on the fourth anniversary of the grant.

See the heading Key Features of CGI’s Long-Term Incentive Plans later in this document for a summary of the features of the Share Option Plan.

Stock Options Granted as part of Fiscal 2016 Compensation

An aggregate of 452,000 stock options were granted to Messrs. George D. Schindler, François Boulanger and Colin Holgate as part of their fiscal 2016 compensation. The number of stock options granted was determined based on the long-term compensation value required to align the Named Executive Officer’s total compensation with the Company’s compensation policy.

The number of stock options granted is a function of the current year’s compensation objectives and, for that reason, previous grants of stock option based awards are not taken into account when considering the annual grant of incentive stock options.

These stock options granted as part of the long-term incentive plan for fiscal 2016 were granted for a term of ten years and were eligible to vest based on the achievement of profitability and growth objectives for the year ended September 30, 2016. The details of these grants are shown in the table entitled Stock Options held by Named Executive Officers which appears in Appendix A.

Based on the degree of achievement of profitability and growth objectives of the Company and, in the case of Mr. Holgate, also based on the performance results at the Strategic Business Unit level during fiscal 2016, 50% of the stock options granted to Messrs. Schindler and Boulanger and 75% of the stock options granted to Mr. Holgate, in respect of the long-term incentive awards for fiscal 2016, became eligible to vest.

Performance Share Unit Plan

The PSU Plan is designed to ensure that executives’ interests are closely aligned with those of all shareholders and is similar in function to the Share Option Plan in that the plan is designed in accordance with the Company’s ownership philosophy.

PSUs have performance-based vesting rules that are the same as those that apply to stock options granted under the Share Option Plan. The PSUs are part of the Company’s long-term incentive program and serve the same purpose as stock options. CGI’s general award of PSUs is made at the beginning of the fiscal year. The percentage of PSUs that become eligible to vest is based on the degree of achievement of the same profitability and revenue growth objectives that apply to stock options. PSUs that do not become eligible to vest are forfeited and cancelled.

See the heading Key Features of CGI’s Long-Term Incentive Plans later in this document for a summary of the features of the PSU Plan.

Performance Share Units Awarded in Fiscal 2016

During fiscal 2016, an aggregate of 570,000 PSUs were awarded to Messrs. Serge Godin and Michael E. Roach. The number of PSUs granted was determined based on the long-term compensation value required to align the Named Executive Officer’s total compensation with the Company’s compensation policy.

All PSUs awarded as part of the long-term incentive plan for 2016 were granted for a term of three years following the calendar year in which they became eligible to vest, and were eligible to vest based on the achievement of profitability and growth objectives for the year ended September 30, 2016. The details of these awards are shown in the Net Total Compensation Table and in the Summary Compensation Table later in this document.

Based on the degree of achievement of profitability and growth objectives and the individuals’ contribution to the Company’s strong financial performance during fiscal 2016, 50% of the PSUs awarded to such Named Executive Officers in respect of the long-term incentive awards for fiscal 2016 became eligible to vest.

A table showing all outstanding unvested PSU awards held as at September 30, 2016 by the Named Executive Officers as well as the market value of such unvested PSUs as of such date is provided in Appendix A.

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Award Date Fair Value

The award date fair value for compensation purposes for the fiscal 2016, 2015, and 2014 awards of PSUs was determined by applying a factor of 0.75 to the award date price of the Class A subordinate voting shares underlying the PSUs. This discount method was suggested by Willis Towers Watson, the Company’s external human resources consultant, to recognize the probabilities associated with the performance vesting conditions for the PSU unitholder.

The accounting fair value of the PSUs was determined in accordance with IFRS 2 as the market value of the underlying Class A subordinate voting shares on the award date. The stock-based compensation cost related to PSUs recorded in costs of services, selling and administrative expenses for fiscal 2016, 2015 and 2014 takes into account the actual result of the performance-based vesting and amortizes the resulting net PSU value over the four-year vesting period.

For the three years ended September 30, 2016, 2015, and 2014, the award date fair value for executive compensation purposes, the award date fair value for accounting purposes, and the differences in fair values are shown in the following table:

Fiscal Year	Value for compensation purposes	Value for accounting purposes	Difference
2016	$36.26	$48.35	$12.09
2015	$28.38	$37.84	$9.46
2014	$26.25	$36.15	$9.90

The difference between the value used for compensation purposes disclosed above and that used for accounting purposes results from the fact that for accounting purposes there is no recognition of a performance discount at the date of grant but a recognition of the actual performance vesting condition at the date of the performance vesting.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year(a) ($)	Share-based awards – Value vested during the year(b) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Serge Godin	–	9,630,272	–
Michael E. Roach(c)	–	29,074,285	–
George D. Schindler(d)(e)	2,229,262	–	–
François Boulanger	587,393	–	–
Colin Holgate(f)	967,952	–	303,305

(a)

The stock options that vested during the 2016 fiscal year were the performance-based stock options granted to Messrs. Boulanger, Schindler and Holgate in the 2012, 2013, 2014 and 2015 fiscal years that became eligible to vest and for which the exercise prices were $19.71, $23.65, $36.15 and $37.82 respectively. One-quarter of the stock options granted for fiscal 2012, one-quarter of the stock options granted for fiscal 2013 and one quarter of the stock options granted for fiscal 2014 vested on October 1, 2015 when the closing price of the shares was $47.68 and one-quarter of the stock options granted for fiscal 2015 vested on November 10, 2015 when the closing price of the shares was $51.50.

(b)

The share-based awards for fiscal 2016 are performance-based PSUs. 50%, 75.8% and 61.05% of the PSUs granted for the 2016, 2015 and 2014 fiscal years respectively became eligible to vest. In accordance with the PSU Plan, any earned but unvested PSUs held by Mr. Roach as of September 30, 2016, the date of his retirement as President and Chief Executive Officer of the Company, vested automatically on such date. Participants under the PSU Plan have the option of deferring the acquisition of their PSUs in accordance with the PSU Plan.

(c)	Mr. Roach retired as President and Chief Executive Officer (but not as a director) on September 30, 2016.
(d)	Mr. Schindler was appointed President and Chief Executive Officer effective October 1, 2016. Before such appointment, he was President and Chief Operating Officer.
(e)

Mr. Schindler is paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.3255, CAD1.2294 and CAD1.0833, for each U.S. dollar in fiscal 2016, 2015 and 2014 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2016 under the heading Foreign Exchange.

(f)

Mr. Holgate is paid in Australian dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD0.9760, CAD0.9634 and CAD0.9971, for

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each Australian dollar in fiscal 2016, 2015 and 2014 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2016 under the heading Foreign Exchange.

Compensation Awarded to the Named Executive Officers in Fiscal 2016

The compensation paid to the Named Executive Officers for the fiscal year ended September 30, 2016 was determined according to the Company’s executive compensation policy described earlier in this document that applies to all executives. All compensation was paid in accordance with the policy. The percentage of PSUs that vested for Messrs. Serge Godin and Michael E. Roach was 50%. The percentage of options that vested for Messrs. George D. Schindler and François Boulanger was 50%, and 75% for Mr. Colin Holgate.

Performance Graph

The following graph compares the annual variations in the total cumulative return on CGI’s Class A subordinate voting shares with the total cumulative return of the S&P/TSX and NASDAQ stock indexes for the past five fiscal years of the Company.

Value of $100 invested on September 30, 2011

Cumulative

	Sept. 2011	Sept. 2012	Sept. 2013	Sept. 2014	Sept. 2015	Sept. 2016
CGI	$100.00	$133.94	$183.41	$191.98	$245.31	$317.05
S&P/TSX	$100.00	$109.17	$116.94	$140.77	$128.97	$147.30
NASDAQ	$100.00	$130.53	$160.26	$193.28	$201.01	$234.02

CGI’s approach to compensation, as discussed earlier in this document under the heading Executive Compensation Policy, is designed to promote long-term growth and profitability, with a strong focus on share ownership and profit-sharing. CGI’s management team, including the Named Executive Officers, are compensated on the basis of metrics that the Company considers to be fundamental, namely the Company’s growth and profitability, rather than on the basis of factors tied to the performance of the Company’s shares in the market.

Since 1986, the year the Company became publicly listed, the price of CGI’s Class A subordinate voting shares increased on average by approximately 18% per year. Over the five-year period ended on September 30, 2016, the price of the Company’s shares increased by more than 300%. The percentage increase in the share price is extremely significant when compared to the evolution of the total compensation of the Named Executive Officers over the same period.

The Committee believes that the Company’s executive compensation policy is effective and appropriately links the compensation paid out to the Named Executive Officers and the investment return of shareholders. Over the last five years,

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approximately 65% of the total net compensation paid out to the Named Executive Officers was derived from options-based and share-based incentive plans, which supports alignment between Named Executive Officers compensation and shareholder return. Finally, over the same period, the Named Executive Officers’ total net compensation as per the Net Total Compensation Table increased, on average, by 4.33% per year (23.60% over five years) mainly as a result of the increase in the variable component of the compensation which reflects the significant increase in the Company’s share price over such period.

As mentioned earlier in this document, the compensation awarded to the Named Executive Officers is in line with the Company’s compensation policy. The resulting net aggregate compensation paid to the Named Executive Officers for fiscal 2016 is below the median of the reference group at approximately 58% of the median target total compensation of the reference group, resulting from the operation of the pay-for-performance policy.

Defined Contribution Pension Plan and Deferred Compensation Plans

Defined Contribution Pension Plan

In fiscal 2016, Mr. George D. Schindler participated in a U.S. 401(k) Plan that is a benefit available to all U.S.-based members. The following table sets out the amount contributed to the plan by the Company as well as the accumulated value of the plan at the beginning and end of the Company’s fiscal year.

Name and title as at September 30, 2016	Accumulated value at start of year(a)	Compensatory(a)	Accumulated value at year-end(a)
George D. Schindler(b) President and Chief Operating Officer	$863,786	$3,314	$986,736

(a)

The amount shown is in Canadian dollars converted on the basis of the average exchange rate used in the Company’s consolidated annual audited financial statements which was CAD1.3255 for each U.S. dollar in fiscal 2016. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2016 under the heading Foreign Exchange.

(b)	Mr. Schindler was appointed President and Chief Executive Officer effective October 1, 2016.

Deferred Compensation Plan

George D. Schindler participates in the CGI Non-Qualified Deferred Compensation Plan which allows participants to defer annually between 5% and 75% of their base salary, and between 5% and 90% of their awards under the CGI Profit Participation Plan. The plan allows participants to withdraw amounts during employment (an “in-service withdrawal”) and to elect, upon retirement, to receive either a lump sum payment, or instalment payments for a period of up to ten years. Decisions concerning withdrawals may be made each year at the time that the participant determines the amount of compensation to be deferred for the year. The plan offers an array of mutual funds for investment from which the plan participant may choose. Participants may change their investment directions from time to time during the plan year. The mutual fund investments are subject to market gains and losses.

Compensation of Named Executive Officers

The Net Total Compensation Table and the Summary Compensation Table that follow show detailed information on actual net total compensation, and total compensation for regulatory purposes, respectively, for Serge Godin, Founder and Executive Chairman of the Board, Michael E. Roach, in his capacity as President and Chief Executive Officer, George D. Schindler, in his capacity as President and Chief Operating Officer, François Boulanger, Executive Vice-President and Chief Financial Officer and Colin Holgate, President, Asia Pacific Operations, for services rendered during the fiscal years ended September 30, 2016, 2015 and 2014.

The regulatory requirements that determine the content of the Summary Compensation Table can result in a substantial overstatement of the compensation awarded to CGI’s Named Executive Officers. The overstatement arises because the regulation requires that for stock options and share based compensation amounts, the amount of compensation shown must be the grant date fair value. In the case of CGI’s compensation policies, all long-term incentive compensation, including all stock option awards and share based compensation awards, is performance-based. To the extent that stock options and PSUs awarded for the fiscal year in question fail to become eligible to vest as a result of the degree of achievement of performance objectives, the stock options and PSUs are forfeited and cancelled. The regulatory requirements do not allow for such forfeited compensation to be reduced from the compensation disclosed in the Summary Compensation Table. Therefore, the compensation presented in such table is substantially overstated compared to the one actually earned by the Named Executive Officers.

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The following table shows the amount by which the combined value of the stock option grant and of the PSU award must be reduced to reflect the net compensation amount attributable to the long-term incentive component of compensation disclosed in the Summary Compensation Table later in this document. The table is necessary to communicate the true, actual total compensation earned by each of the Named Executive Officers.

Net Total Compensation Table

Name and Principal Position as at September 30, 2016	Year	Summary Compensation Table Total compensation ($)	Performance-based vesting reduction(a) ($)	Net total compensation ($)
Serge Godin	2016	11,815,999	(5,167,406)	6,648,593
Founder and	2015	8,907,708	(1,820,265)	7,087,443
Executive Chairman of the Board	2014	8,524,359	(2,793,103)	5,731,256
Michael E. Roach(b)	2016	11,821,659	(5,167,406)	6,654,253
President and Chief	2015	9,033,713	(1,820,265)	7,213,448
Executive Officer	2014	8,645,303	(2,793,103)	5,852,200
George D. Schindler(c)(d)	2016	3,450,736	(1,177,020)	2,273,716
President and Chief	2015	2,203,062	(298,791)	1,904,271
Operating Officer	2014	2,113,734	(890,465)	1,223,269
François Boulanger	2016	2,010,484	(704,200)	1,306,284
Executive Vice-President and	2015	1,736,846	(298,791)	1,438,055
Chief Financial Officer	2014	641,446	(47,994)	593,452
Colin Holgate(e)	2016	1,827,368	(196,170)	1,631,198
President, Asia Pacific Operations	2015	1,722,006	(154,313)	1,567,693
	2014	1,472,953	(97,932)	1,375,021

(a)

The vesting eligibility conditions for the stock options granted and PSUs awarded as part of the long-term incentive for the fiscal year ended September 30, 2016 were based solely on the Company’s financial performance and the individual’s contribution thereto. On the basis of such factors, 50% of the PSUs awarded to Messrs. Godin and Roach and 50% of the stock options granted to Messrs. Boulanger and Schindler became eligible to vest. In the case of Mr. Holgate, the performance-based vesting of his stock options also depended on the performance results at the Strategic Business Unit level and 75% of his stock options became eligible to vest. Stock options and PSUs that did not become eligible to vest based on such performance were forfeited and cancelled. The reduction amount shown is the dollar value required to be deducted from the fair value of the grants or awards to reflect accurately the net value of the stock option grant or PSU award for the Named Executive Officer as part of his total compensation for the 2016 fiscal year.

(b)	Mr. Roach retired as President and Chief Executive Officer (but not as a director) on September 30, 2016.
(c)	Mr. Schindler was appointed President and Chief Executive Officer effective October 1, 2016.
(d)

Mr. Schindler is paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.3255, CAD1.2294 and CAD1.0833, for each U.S. dollar in fiscal 2016, 2015 and 2014 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2016 under the heading Foreign Exchange.

(e)

Mr. Holgate is paid in Australian dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD0.9760, CAD0.9634 and CAD0.9971, for each Australian dollar in fiscal 2016, 2015 and 2014 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2016 under the heading Foreign Exchange.

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The following table shows the compensation paid to the Company’s Named Executive Officers for regulatory purposes.

As noted above, securities regulations require that for stock options and share based compensation amounts, the amount of compensation to be disclosed must be the grant date fair value. In the case of CGI’s compensation policies, all long-term incentive compensation, including all stock option awards and share based compensation awards are performance-based. A number of stock options and PSUs awarded to Named Executive Officers do not become eligible to vest as a result of the degree of achievement of performance objectives, and those stock options and PSUs are then forfeited and cancelled. To that extent, the total compensation amount shown in this table overstates the true total compensation received by the Company’s Named Executive Officers.

Summary Compensation Table

Name and Principal Position as at September 30, 2016	Year	Salary ($)	Share- based awards(a) ($)	Option- based awards(b) ($)	Non-equity incentive plan compensation Annual incentive plans ($)	Pension value ($)	All other compen- sation(c) ($)		Total compen- sation ($)
Serge Godin Founder and Executive Chairman of the Board	2016	1,373,000	10,334,813	–	–	–	108,186		11,815,999
	2015	1,333,000	7,520,700	–	–	–	54,008		8,907,708
	2014	1,300,000	7,170,443	–	–	–	53,916		8,524,359
Michael E. Roach(d) President and Chief Executive Officer	2016	1,373,000	10,334,813	–	–	–	113,846	(e)	11,821,659
	2015	1,333,000	7,520,700	–	–	–	180,013	(e)	9,033,713
	2014	1,300,000	7,170,443	–	–	–	174,859	(e)	8,645,303
George D. Schindler(f)(g) President and Chief Operating Officer	2016	960,992	–	2,354,040	–	3,314	132,390	(h)	3,450,736
	2015	891,305	–	1,234,500	–	3,073	74,184		2,203,062
	2014	785,393	–	1,281,678	–	2,708	43,955		2,113,734
François Boulanger Executive Vice- President and Chief Financial Officer	2016	575,000	–	1,408,400	–	–	27,084		2,010,484
	2015	475,000	–	1,234,500	–	–	27,346		1,736,846
	2014	425,000	–	123,225	75,000	–	18,221		641,446
Colin Holgate(i) President, Asia Pacific Operations	2016	648,087	–	784,680	303,305	–	91,296		1,827,368
	2015	626,202	–	823,000	188,181	–	84,623		1,722,006
	2014	623,188	–	502,821	264,855	–	82,089		1,472,953

(a)

The award date fair value used for determining the number of PSUs awarded to Named Executive Officers as a component of their total compensation was determined using the pricing model suggested by Willis Towers Watson that yielded grant date fair values of $36.26 for fiscal 2016, $28.38 for fiscal 2015 and $26.25 for fiscal 2014. The fair value of the PSUs for accounting purposes was the market value of the Class A subordinate voting shares on the award date resulting in an award date fair value for accounting purposes of $48.35 for fiscal 2016, $37.84 for fiscal 2015 and $36.15 for fiscal 2014. Please refer to the heading Award Date Fair Value earlier in this document for an explanation of the differences between fair values, and the reasons behind the choice of valuation methods. The PSUs awarded to the Named Executive Officers include the PSUs awarded as part of the long-term incentive grant, and the PSUs awarded as part of the special incentive grant for the integration of Logica plc. Please refer to the heading Stock Options Granted as part of Fiscal 2016 earlier in this document.

(b)

The fair value of the stock option grants is the accounting fair value of the stock options determined in accordance with IFRS 2 using the Black-Scholes stock option pricing model and therefore complies with the requirements under GAAP. The fair value of the stock options yielded a grant date fair value of $10.06, $8.23 and $7.95 in fiscal 2016, 2015 and 2014 respectively. The table after the footnote below shows the assumptions used to determine the Black-Scholes values for fiscal 2016, 2015 and 2014.

(c)

This amount includes the Company’s contribution under the CGI Share Purchase Plan, the contribution towards health insurance benefits and related insurance coverage, but, except as shown in note (d), excludes the value of perquisites and other personal benefits which in the aggregate is less than $50,000 or 10% of the aggregate salary and bonus under the Profit Participation Plan for the particular fiscal year which is therefore not required to be disclosed.

(d)	Mr. Roach retired as President and Chief Executive Officer (but not as a director) on September 30, 2016.
(e)

These amounts include the Company’s contribution under the CGI Share Purchase Plan, the contribution towards health insurance benefits and related insurance coverage, as well as, for fiscal 2014 and 2015, perquisites totalling $113,847 of which the only component in excess of 25% of the total amount was an amount of $72,000 paid towards housing costs for Mr. Roach.

(f)	Mr. Schindler was appointed President and Chief Executive Officer effective October 1, 2016.
(g)

Mr. Schindler is paid in U.S. dollars. The amounts shown (other than those for stock option-based compensation) are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.3255, CAD1.2294 and CAD1.0833, for each U.S. dollar in fiscal 2016, 2015 and 2014 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2016 under the heading Foreign Exchange.

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(h)	This amount includes costs of $69,300 relating to Mr. Schindler’s transfer from CGI’s U.S. office to its Montreal office.
(i)

Mr. Holgate is paid in Australian dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD0.9760, CAD0.9634 and CAD0.9971, for each Australian dollar in fiscal 2016, 2015 and 2014 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2016 under the heading Foreign Exchange.

Assumptions to determine Black-Scholes Values

	2016	2015	2014
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	25.07	24.56	23.41
Risk-free interest rate (%)	0.67	1.42	1.50
Expected life (years)	4.00	4.00	4.00

Termination Benefits

The Named Executive Officers do not benefit from special contractual rights upon employment termination. In such case, they would therefore be entitled to the same rights as those available to all members under the laws applicable to their employment. The provisions that apply to termination of employment under the Share Option Plan and under the Performance Share Unit Plan apply in the same way to all participants under those plans and they are described below under the headings Share Option Plan and Performance Share Unit Plan.

Key Features of CGI’s Long-Term Incentive Plans

Share Option Plan

The Share Option Plan is governed by the Board of Directors. The Committee makes recommendations to the Board of Directors in relation to the Share Option Plan and to grants of stock options, and is responsible for overseeing its administration. The Board of Directors has the ultimate and sole power and authority to grant stock options under the Share Option Plan and to interpret the terms and conditions of stock options that have been granted. The Board of Directors grants stock options by identifying the members, directors, and officers of eligible CGI entities who are to receive stock options, including the number of stock options, the subscription price, the stock option period and the vesting conditions. The determinations, designations, decisions and interpretations of the Board of Directors are binding and final. Management of the Company looks after the day to day administration of the Share Option Plan.

The total number of Class A subordinate voting shares authorized to be issued under the Share Option Plan is 53,600,000. As at December 12, 2016, the total overhang was 31,873,236 Class A subordinate voting shares, representing 10.51% of the currently issued and outstanding Class A subordinate voting shares and Class B shares. The maximum number of stock options that may be issued in the aggregate to any single individual under the Share Option Plan cannot exceed 5% of the total number of Class A subordinate voting shares and Class B shares issued and outstanding at the time of the grant. The number of Class A subordinate voting shares issuable to insiders in the aggregate, at any time, pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding. The number of Class A subordinate voting shares issued to insiders within any one-year period pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding. As at December 12, 2016, stock options for an aggregate of 13,982,348 Class A subordinate voting shares are outstanding pursuant to the Share Option Plan, representing 4.61% of the currently issued and outstanding Class A subordinate voting shares and Class B shares.

Under the Share Option Plan, the Board of Directors may at any time amend, suspend or terminate the Share Option Plan, in whole or in part, subject to obtaining any required approval from the TSX, the Company’s shareholders or other regulatory authorities. More detailed information on the rules for amending the Share Option Plan is provided later in this document under the heading Amending Formula. Stock options may not be assigned, pledged or otherwise encumbered with the exception of bequests made in wills or otherwise in accordance with the laws relating to successions.

Under the Share Option Plan, the Board of Directors, on the recommendation of the Committee, may grant to eligible participants stock options to purchase Class A subordinate voting shares. The exercise price of the stock options granted is determined by the Board of Directors and cannot be lower than the closing price of the Class A subordinate voting shares on the TSX on the trading day immediately preceding the day on which the stock option is granted. The Board of Directors also determines the applicable stock option period and vesting rules.

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Employees, officers, and directors of the Company may receive stock options under the Share Option Plan. The Board of Directors has made the decision to cease granting stock options to outside directors effective October 1, 2015.

Stock options that have been granted under the Share Option Plan cease to be exercisable upon the expiry of the term which cannot exceed ten years from the date of the grant.

Upon resignation or termination, stock options that have not vested are forfeited, and vested stock options must be exercised during a 90 day period.

Employees who retire, directors who leave the Board of Directors and the estates of deceased stock option holders benefit from the automatic vesting of stock options that have become eligible to vest in accordance with performance-based vesting rules, but that have yet to vest due to time-based vesting. Those stock options must be exercised within 90 days in the case of retirement or 180 days if the stock option holder dies, subject to the extension of the exercise periods explained in more detail below. The Board of Directors, on the recommendation of the Committee, has the discretion to vary these periods and to accelerate the vesting period, provided that the maximum term for any stock option is ten years from the time it is granted.

The Company does not currently provide any financial assistance to participants under the Share Option Plan.

Extension of Exercise Periods

Blackout Periods

In keeping with CGI’s Policy on Insider Trading and Blackout Periods, stock options must not be exercised by insiders when a trading blackout period is in effect.

The policy is designed to ensure that insiders and CGI members who have access to undisclosed material information regarding CGI comply with insider trading laws. Under the policy, those who normally have access to undisclosed material information may only trade in CGI securities within the period beginning on the third business day following the release of CGI’s quarterly financial results and fiscal year-end results and ending at the close of business on the fourteenth calendar day preceding the end of the following fiscal quarter.

Blackout periods may also be prescribed from time to time as a result of special circumstances relating to the Company when insiders should be precluded from trading in its securities.

If the date on which a stock option expires occurs during a blackout period or within ten business days after the last day of a blackout period, the date of expiry of the stock option will be the tenth business day following the termination of the blackout period.

Extensions for Length of Service

Retiring members, directors and officers, as well as the estates of deceased stock option holders earn one day of extension for every three days of service to the Company, up to a maximum extension period of three years. The extension period is earned pro-rata day by day during the stock option holder’s service to the Company. The extension period for length of service cannot extend the life of a stock option beyond the period of time determined by the Board of Directors as the stock option term which may not exceed ten years from the date of grant.

Amending Formula

The Board of Directors, on the recommendation of the Committee, may amend, suspend or terminate the Share Option Plan, or amend any term of an issued and outstanding stock option provided that no amendment, suspension or termination may be made without:

•	obtaining approval of the shareholders of the Company, except when approval is not required under the terms of the plan, as explained in more detail below;

•	obtaining any required approval of any applicable regulatory authority or stock exchange; and

•

in the case of issued and outstanding stock options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned optionee in the event that the amendment materially prejudices the optionee’s rights.

Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

•	changing the eligibility for, and limitations on, participation in the Share Option Plan;

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•

modifying the periods during which stock options may be exercised, subject to (i) the stock option period terminating on or before the tenth anniversary of the date of the grant of the stock option and subject to the effect of blackout periods, and (ii) a maximum stock option exercise period extension of three years;

•

changing the terms on which stock options may be granted and exercised including, without limitation, the provisions relating to the price at which shares may be purchased under the plan to the extent that the subscription price is not reduced, vesting, expiry, assignment and the adjustments to be made in the event of certain changes such as stock splits that affect all shareholders;

•	making amendments that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

•	correcting or rectifying any ambiguity, defective provision, error or omission in the Share Option Plan; and

•	changing the provisions of the Share Option Plan that relate to its administration.

Finally, any amendment that would reduce the subscription price of an issued and outstanding stock option, lead to a significant or unreasonable dilution of the outstanding shares, extend the expiry date of stock options held by insiders beyond the exercise periods contemplated under the Share Option Plan, or provide additional material benefits to insiders of the Company, requires shareholder approval.

Equity Compensation Plan Information as at September 30, 2016

The following table shows the total number of shares to be issued upon the exercise of outstanding stock options under all of CGI’s equity-based compensation plans, their weighted average exercise price, and the number of shares available for future issuance.

Plan Category	Number of Class A subordinate voting shares to be issued upon the exercise of outstanding stock options (#)	Weighted average exercise price of outstanding stock options ($)	Number of Class A subordinate voting shares remaining available for future issuance under equity compensation plans (excluding shares issuable under outstanding stock options) (#)
Equity compensation plans approved by securityholders	16,623,619	39.40	16,016,653
Equity compensation plans not approved by securityholders	–	–	–
Total	16,623,619	39.40	16,016,653

Performance Share Unit Plan

The PSU Plan is governed by the Board of Directors and the Committee may make recommendations to the Board of Directors in relation to the PSU Plan and to awards of PSUs. The Board of Directors has the ultimate and sole power and authority to award PSUs under the PSU Plan and to interpret the terms and conditions of PSUs that have been awarded. The Committee is responsible for the administration of the PSU Plan, and management looks after its day to day implementation.

Under the PSU Plan, the Board of Directors may at any time amend, suspend or terminate the PSU Plan, in whole or in part, or amend any term of any issued and outstanding awards including the earning, vesting and expiry of an outstanding award. PSUs may not be assigned, pledged or otherwise encumbered with the exception of bequests made in wills, or otherwise in accordance with the laws relating to successions.

Under the PSU Plan, the Board of Directors, on the recommendation of the Committee, may award PSUs to executives and to other eligible participants. Each PSU entitles the participant to receive one Class A subordinate voting share, subject to the degree of achievement of the profitability and revenue growth objectives set by the Board of Directors as part of the Company’s annual budget and strategic planning process. The number of PSUs awarded is determined based on the dollar amount of long-term compensation required to align the participant’s total compensation with the Company’s compensation policy, and takes into account stock options granted under the Share Option Plan.

Within 90 days after an award of PSUs, the plan trustee purchases in the open market the shares required to be delivered to the participants on settlement. The plan trustee holds the shares in trust for the purposes of the PSU Plan.

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On each settlement date, the PSU Plan participants receive from the plan trustee a number of Class A subordinate voting shares equal to the number of PSUs that have vested. Participants may elect to defer the settlement of PSUs to a later date not later than the expiry date of the PSUs.

Upon resignation or termination, PSUs that have not become eligible to vest are forfeited, and PSUs that have become eligible to vest are settled on the date of resignation or termination, as the case may be.

Participants who retire and the estates of deceased participants benefit from the automatic vesting of PSUs that have become eligible to vest in accordance with performance-based vesting rules, but that have yet to vest due to time-based vesting. Those PSUs are settled on the date of retirement or death, as the case may be and the plan trustee remits the Class A subordinate voting shares as soon as practicable thereafter.

PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award is made. On the expiry date, all remaining PSUs in the participant’s account that are eligible to vest but that have not yet vested are automatically vested and settled.

The Company does not provide any financial assistance to participants under the PSU Plan.

Compensation of Directors

Board of Directors and Standing Committee Fees

For fiscal 2016, Ms. Julie Godin and Messrs. Serge Godin, André Imbeau and Michael E. Roach were not compensated for their roles as directors of the Company.

The compensation paid to the outside directors changed to a flat fee structure effective October 1, 2015. The Board of Directors also decided to cease granting stock options to outside directors as of that date. The following table sets out the elements of the compensation paid to outside directors for the year ended September 30, 2016:

Component	Amount
Board Retainer (includes membership to one Committee)	$210,000
Lead Director or Committee Chair Retainer	$20,000
Committee Member for each additional Committee	$20,000
Mandatory – 50% of Board Retainer is paid in DSUs (save for the exceptions listed below) Optional – All other fees can be converted into DSUs

In fiscal 2016, except for exempted directors, half of the directors’ retainer fees was paid in DSUs. A director can elect to receive the equivalent of his or her mandatory portion in cash instead of in DSUs if (i) the director was not a resident of Canada for income tax purposes, or (ii) the director purchased in the open market the same number of Class A subordinate voting shares he or she would have received in the form of DSUs, or (iii) the director was otherwise exempted by the Board of Directors.

Directors who must travel long distances to attend meetings of the Board of Directors and standing committees also receive long distance travel allowances.

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For the year ended September 30, 2016, the compensation paid to then elected directors was as follows:

Directors’ Compensation Table

Name	Fees earned(a) ($)	Share-based awards(b) ($)	Option-based awards(c) ($)	All other compensation(d) ($)	Total ($)
Alain Bouchard	–	230,000	15,237	–	245,237
Bernard Bourigeaud(e)	–	278,528	18,360	32,996	329,884
Jean Brassard	–	210,000	12,858	–	222,858
Robert Chevrier(f)	41,784	26,250	13,889	–	81,923
Dominic D’Alessandro	–	250,000	17,725	–	267,725
Paule Doré	125,000	105,000	7,772	–	237,772
Richard B. Evans(e)	139,264	139,264	13,700	33,096	325,324
Julie Godin	–	–	522,882	424,715	947,597
Serge Godin	Mr. Godin’s compensation is set out in the Net Total Compensation Table and in the Summary Compensation Table earlier in this document
Timothy J. Hearn	105,000	105,000	9,021	25,000	244,021
André Imbeau	–	–	245,692	367,263	612,955
Gilles Labbé	–	230,000	11,926	–	241,926
Heather Munroe-Blum	105,000	105,000	5,185	–	215,185
Michael E. Roach	Mr. Roach’s compensation is set out in the Net Total Compensation Table and in the Summary Compensation Table earlier in this document
Joakim Westh(e)	278,528	–	–	106,106	384,634

(a)

The column shows the fees earned by the directors for fiscal 2016, excluding the following values, which are reported in the “share-based awards” column: (i) the mandatory minimum amount of 50% of the annual basic retainer that must be paid in the form of DSUs (save for exempted directors), and (ii) any portion of the remainder of their annual basic retainer or of other annual retainers they elected to receive in the form of DSUs (see the heading Stock Options and Deferred Stock Units Granted to Directors below). Messrs. Bouchard, Bourigeaud, Brassard, D’Alessandro and Labbé elected to receive 100% of their total annual retainers in the form of DSUs; Ms. Doré elected to receive her non-mandatory annual basic retainer and her additional annual retainer as Chair of the Corporate Governance Committee in cash; Messrs. Evans and Hearn and Ms. Munroe-Blum elected to receive their non-mandatory annual basic retainer in cash; and Mr. Westh was exempted from the mandatory minimum requirement as a non-resident of Canada for income tax purposes and elected to receive 100% of his annual basic retainer in cash.

(b)	The column shows the annual retainer earned by the directors in the form of DSUs, as indicated in note (a) above.
(c)

Until the end of fiscal 2015, 4,000 performance-based stock options were granted to the outside directors annually. The remaining stock options were issued in proportion to the DSUs that the director chose to receive. See the heading Stock Options and Deferred Stock Units Granted to Directors below. All such stock options are valued for the purpose of the Directors’ Compensation Table using the same Black-Scholes stock option pricing model as used for Named Executive Officers in the Summary Compensation Table earlier in this document. The fair value of the stock options for accounting purposes was determined using the Black-Scholes stock option pricing model at grant date as shown in the table further below.

(d)

The amounts shown as “All other compensation” for Messrs. Bourigeaud, Evans, Hearn and Westh are in respect of long distance travel allowances, and for Ms. Godin and Mr. Imbeau are amounts received as remuneration in respect of their service as an executive and as an officer of the Company, respectively.

(e)

Messrs. Bourigeaud, Evans and Westh are paid in U.S. dollars at par, based on the same fee arrangement as other outside directors. The amounts shown (other than those for option-based compensation) are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s annual audited consolidated financial statements which was CAD1.3255 for each U.S. dollar for fiscal 2016. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 14 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2016 under the heading Foreign Exchange.

(f)	Mr. Chevrier did not seek reelection on the Board of Directors and therefore ceased to be a director on January 26, 2016.

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Report of the Human Resources Committee

Black-Scholes Stock Options Pricing Model

Grant Date	Black-Scholes Value (CAD)
September 23, 2015	10.06
October 15, 2015	9.91
November 10, 2015	11.11

Stock Options and Deferred Stock Units Granted to Directors

In fiscal 2016, members of the Board of Directors were entitled to choose to receive part or all of their retainer fees in DSUs. The number of DSUs credited to a director on each fee payment date is equal to the amount of the retainer due to be paid in DSUs divided by the closing price of the Class A subordinate voting shares on the TSX on the day immediately preceding the retainer payment date. Once credited, the value at any time of DSUs credited to a director’s DSU account is determined based on the market price of the Class A subordinate voting shares.

Effective October 1, 2015, directors are required to receive at least half of their Board retainer entirely in DSUs. However, a director can elect to receive the equivalent of his or her mandatory portion in cash instead of in DSUs if (i) the director was not a resident of Canada for income tax purposes, or (ii) the director purchased in the open market the same number of Class A subordinate voting shares he or she would have received in the form of DSUs, or (iii) the director was otherwise exempted by the Board of Directors.

The value of DSUs credited to the director’s account is payable only upon the director ceasing to be a member of the Board of Directors. The amount paid at the time of redemption corresponds to the number of DSUs accumulated by the member multiplied by the closing price of the Class A subordinate voting shares on the payment date selected by the director. Directors may select a redemption date for the DSUs subsequent to the date on which they cease to be members of the Board of Directors, but such date cannot be later than December 15 of the calendar year following the year in which they leave the Board of Directors. The amount is paid in cash and is subject to applicable withholding taxes.

Up until the end of fiscal 2015 members who joined the Board of Directors were entitled to a grant of 4,000 stock options on the date of their election or appointment, and to an annual grant of 4,000 stock options under the Share Option Plan. In addition, up until such date, for each DSU credited in lieu of cash fees, the director received two stock options under the Share Option Plan. Each stock option was issued with a ten year exercise period and vested at the time of grant. The exercise price was equal to the closing price of the Class A subordinate voting shares on the TSX on the trading day immediately preceding the date of the grant.

Stock Options Held by Directors

See the table in Appendix B for an overview of all outstanding stock options held as at September 30, 2016 by the members of the Board of Directors who are not Named Executive Officers as well as the in-the-money-value of such stock options and the aggregate value of outstanding and vested DSUs as of such date.

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Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year ($)		Share-based awards Value vested during the year(a) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alain Bouchard	35,082	(b)(c)	230,000	–
Bernard Bourigeaud	50,354	(b)(c)	278,528	–
Jean Brassard	50,338	(b)(c)	210,000	–
Robert Chevrier(d)	50,341	(b)(c)	26,250	–
Dominic D’Alessandro	50,352	(b)(c)	250,000	–
Paule Doré	50,322	(b)(c)	105,000	–
Richard B. Evans	50,340	(b)(c)	139,264	–
Julie Godin	580,953	(b)(c)	–	–
Serge Godin	Mr. Godin’s compensation is set out in the Net Total Compensation Table and in the Summary Compensation Table earlier in this document
Timothy J. Hearn	2,890		105,000	–
André Imbeau	37,464	(b)(c)	–	–
Gilles Labbé	50,335	(b)(c)	230,000	–
Heather Munroe-Blum	822		105,000	–
Michael E. Roach	Mr. Roach’s compensation is set out in the Net Total Compensation Table and in the Summary Compensation Table earlier in this document
Joakim Westh	35,036	(b)	–	–

(a)	The share-based awards are DSUs. See the heading Stock Options and Deferred Stock Units Granted to Directors earlier in this document.
(b)

The exercise prices for the performance-based stock options that vested during the 2016 fiscal year were $19.71 (2012), $23.65 (2013), $36.15 (2014) and $37.82 (2015) respectively. One quarter of the stock options granted for fiscal 2012, one quarter of the stock options granted for fiscal 2013, and one quarter of the stock options granted for fiscal 2014 vested on October 1, 2015 when the closing price of the shares was $47.68 and one quarter of the stock options granted for fiscal 2015 vested on November 10, 2015 when the closing price for the shares was $51.50.

(c)

The remaining stock options are stock options that directors received as a result of the receipt of DSUs. See the heading Stock Options and Deferred Stock Units Granted to Directors earlier in this document. Those stock options vested at the time of grant. Since the stock option exercise price is equal to the closing price of the shares on the TSX on the trading day preceding the date of grant, the value at the time of vesting reflects the positive difference, if any, between the closing price of the shares on the grant date and the exercise price.

(d)	Mr. Chevrier did not seek reelection on the Board of Directors and therefore ceased to be a director on January 26, 2016.

Mr. George D. Schindler is not included in the above table as he was not a director of the Company during fiscal 2016. Please refer to the Net Total Compensation Table and the Summary Compensation Table earlier in this document for Mr. Schindler’s compensation as a Named Executive Officer.

Indebtedness of Directors and Named Executive Officers

As at December 12, 2016, no directors, Named Executive Officers, former directors or former senior officers of the Company were indebted to the Company.

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Report of the Corporate Governance Committee

The Corporate Governance Committee of the Board of Directors has responsibility for all corporate governance matters including making recommendations to the Board of Directors in relation to the composition of the Board of Directors and its standing committees. The Committee also administers the self-assessment process for the Board, its standing committees and individual directors.

The Committee is composed of Mr. Dominic D’Alessandro, Lead Director, and Mses. Heather Munroe-Blum and Paule Doré, Chair of the Committee, all of whom are independent directors.

The Committee held four regular meetings during fiscal 2016.

The role and responsibilities of the Chair of the Committee are described under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs later in this document.

Corporate Governance Practices

Adherence to high standards of corporate governance is a hallmark of the way CGI conducts its business. The disclosure that follows sets out CGI’s corporate governance practices.

CGI’s corporate governance practices conform to those followed by U.S. domestic companies under the NYSE listing standards.

CGI’s Shareholders

CGI’s shareholders are the first and most important element in the Company’s governance structures and processes. At each Annual General Meeting of Shareholders, the Company’s shareholders elect the members of the Company’s Board of Directors and give them a mandate to manage and oversee the management of the Company’s affairs for the coming year. Shareholders have the option of withholding their votes for individual directors, should they wish to do so.

In the normal course of operations, certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and standing committees, CGI’s corporate governance practices and applicable corporate and securities legislation. Messrs. Serge Godin and André Imbeau, respectively CGI’s Founder and Executive Chairman of the Board, and CGI’s Founder and Member of the Board of Directors, are directors of CGI and, as at December 12, 2016, beneficially owned, directly or indirectly, or exercised control or direction over, shares of CGI representing respectively 47.79% and 7.18% of the votes attached to all of CGI’s outstanding voting shares.

As with other stakeholders, our clients and our members, we constantly solicit feedback from our investors in order to continuously improve, and compare our performance objectively against other publicly traded companies. Several years ago, the Company adopted the Shareholder Partnership Management Framework (“SPMF”) which describes the management of our information and relationship with our investors beyond the prescribed activities associated with corporate governance, transparency and the disclosure of results. The SPMF structures the processes and information flows between CGI and its shareholders, as well as with the investment community, including both the buy-side (institutional investors) and sell-side (investment dealers) research analysts. The Company obtained ISO 9001 certification for the application of the SPMF in its operations and for the management of its relationship with its shareholders. During fiscal 2016, the Company held 223 meetings with investors worldwide.

Diversity

Following the adoption by the Canadian Securities Administrators of new disclosure rules in relation to the representation of women on Boards of Directors and in senior management positions, the Company reviewed CGI’s Fundamental Texts, including the Board’s and Standing Committees’ charters, and related work programs.

The notion of diversity is a core element to CGI’s values, as detailed in its Fundamental Texts. Therefore, the Company concluded that CGI’s approach to diversity was already well documented and supported by the Board’s and Standing Committees’ charters and work programs. However, to bolster CGI’s approach to diversity, the Board of Directors decided to further detail in the mandates of the Human Resources and Corporate Governance Committees, and their related work

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programs, the criteria to be considered for board candidates and officers’ appointment to support diversity (in terms of gender, ethnicity, age and experience) among the Board of Directors and the executive team.

In September 2015, the Board of Directors, on the recommendation of the Corporate Governance Committee, approved amendments to CGI’s Fundamental Texts in order to emphasize the importance of diversity on CGI’s Board of Directors and at the executive level, and to further refine criteria to be applied for the selection or appointment of directors and executive officers. As such, nominees proposed to join the Board of Directors or the executive team will be selected after considering, among other things, the persons’ skills and expertise required to achieve stewardship and management of CGI, their knowledge of industry vertical markets in which the Company operates, their operational and financial literacy, as well as the diversity of their background, including gender, ethnicity, age, experience and geographical representation.

In addition, the responsibilities and work program of the Corporate Governance Committee were amended to provide for an annual review of the measures applied by the Company to promote diversity, their effectiveness, and the annual and cumulative progress made in achieving their objectives. The results will be reviewed annually by the Board of Directors.

In September 2016, the Board of Directors, on the recommendation of the Corporate Governance Committee, approved further amendments to CGI’s Fundamental Texts pursuant to which the Company confirmed its aspiration of having a Board of Directors composed of at least 30% of women. Given our Board of Directors’ current composition and history of long-term succession planning, no date has yet been set to meet such target but progress will be monitored periodically. The Committee and the Board of Directors continue to believe in the importance of balancing all eligibility criteria, including appropriate competencies, skills, industry knowledge, financial experience and personal qualities of candidates, as well as the diversity of their background (including gender, ethnicity and geographical representation), when considering director nominations and executive officer appointments. CGI’s success is due in large measure to the Company’s experience and expertise in its vertical markets. The selection criteria for CGI’s Board of Directors and executive officers recognize this important factor and are designed to ensure that the Company has the right, albeit diversified, subject matter experts on the Board of Directors and among its executive teams who can effectively provide experience, expertise and business and operational insight into each of the Company’s industry vertical markets.

Majority Voting Policy

On April 29, 2014 the Board of Directors, on the recommendation of the Committee, adopted a Majority Voting Policy for Directors (the “Policy”). The purpose of the Policy is to ensure that the Board of Directors of the Company remains composed of directors elected by a majority of the votes cast in favour of their election.

In an uncontested election of directors of the Company, a nominee for election to the Board of Directors must offer to resign by tendering a resignation letter to the Chairman of the Board of Directors following the shareholders meeting at which the election took place if the number of votes that have been withheld from the director is greater than the number of votes cast in favour of the director. The Committee will meet promptly following the receipt of the resignation to consider the director’s offer to resign.

The Committee will recommend to the Board of Directors that the resignation be accepted unless the Committee determines that circumstances exist that justify the Committee’s recommendation that the resignation not be accepted. In making its recommendation the Committee will consider all the factors it considers to be relevant to its recommendation including, without limitation, the needs of the Company, of the Board of Directors and of its standing committees; the Company’s corporate governance practices; the reasons given by shareholders who withheld votes from the director; the director’s qualifications; the director’s contribution to the Board of Directors; and the length of the director’s service.

The Board of Directors will act on the Committee’s recommendation within 90 days following the shareholders’ meeting at which the director was elected. In deciding whether to accept the recommendation of the Committee, the Board of Directors will consider the factors examined by the Committee and may in addition consider any information it considers in its sole discretion to be relevant to its decision.

Following its decision, the Board of Directors will issue a press release concerning its decision, and giving the reasons for not accepting the resignation if that is the case.

A director who is required to offer a resignation in accordance with the Policy may attend and address the meeting or meetings of the Committee and of the Board of Directors convened to consider the resignation but shall withdraw from the

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meeting during the deliberations and shall not vote on the matter. A director who fails to offer to resign in accordance with the Policy will not be re-nominated by the Board of Directors for election by the shareholders.

Clawback Policy

In December 2016, the Board of Directors, on the recommendation of the Corporate Governance Committee, approved the adoption of a clawback policy in fiscal 2017. The policy will allow the Board of Directors to require, in specific situations, the reimbursement of a portion of short-term or long-term incentive compensation received by an executive officer if such compensation was paid in whole or in part as a result of gross negligence, intentional misconduct or fraud.

Mandate, Structure and Composition of the CGI Board of Directors

The Committee and the Board of Directors are of the view that the size and composition of the Board of Directors and its standing committees are well suited to the circumstances of the Company and allow for the efficient functioning of the Board of Directors as an independent decision-making body.

Board of Directors and Committee Charters

Each standing committee operates according to its charter approved by the Board of Directors which sets out the committee’s duties and responsibilities.

The Board of Directors’ charter and the charter of each of the standing committees require that the charters be reviewed annually. As part of that process each standing committee undertakes a review of its mandate and tables any recommendations for changes with the Corporate Governance Committee at its September meeting each year. The Committee reviews the submissions of the standing committees and also reviews the Board of Directors’ charter. The Committee then makes a recommendation to the Board of Directors based on the conclusion of the review. The Board of Directors takes the Committee’s recommendation into account in making such changes as it determines to be appropriate.

The Board of Directors and standing committee charters are contained in CGI’s Fundamental Texts attached as Appendix A to CGI’s 2016 Annual Information Form which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s website at www.cgi.com. A copy of the 2016 Annual Information Form will be provided promptly to shareholders upon request. The charters are hereby incorporated by reference from the Fundamental Texts as follows:

•	Board of Directors Charter

•	Corporate Governance Committee Charter

•	Human Resources Committee Charter

•	Audit and Risk Management Committee Charter

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The following table summarizes the structure, responsibilities and membership of each of the Company’s standing committees.

Committee	Membership

Audit and Risk Management Committee

Composed entirely of independent directors, the Audit and Risk Management Committee: is mandated by the Board of Directors to recommend the appointment of the external auditors and the terms of their engagement; reviews with the auditors the scope of the audit; reviews with the auditors and management the effectiveness of the Company’s accounting policies and practices, the Company’s internal control procedures, programs and policies and the adequacy and effectiveness of the Company’s internal controls over the accounting and financial reporting systems; reviews related party transactions; and reviews the Company’s interim and annual audited consolidated financial statements and all public disclosure documents containing audited or unaudited financial information and recommends their approval by the Board of Directors.

Gilles Labbé (Chair) Jean Brassard Richard B. Evans Timothy J. Hearn Joakim Westh

Corporate Governance Committee

Composed entirely of independent directors, the Corporate Governance Committee: is responsible for developing the Company’s approach to governance issues and the Company’s response to corporate governance requirements and guidelines; reviews the composition of the Board of Directors, its standing committees and members and recommends Board nominees; carries out the annual Board of Directors self-assessment process; oversees the orientation and continuing education program for directors; and helps to maintain an effective working relationship between the Board of Directors and management.

Paule Doré (Chair) Dominic D’Alessandro Heather Munroe-Blum

Human Resources Committee

Composed entirely of independent directors, the Human Resources Committee: is responsible for reviewing the compensation of certain senior executives of the Company and for making recommendations to the Board of Directors in respect thereto; and performs functions such as reviewing the Company’s succession planning and such other matters that the Committee may consider suitable with respect to compensation or as may be specifically directed by the Board of Directors from time to time.

Alain Bouchard (Chair) Bernard Bourigeaud Dominic D’Alessandro

Role and Responsibilities of the Executive Chairman and Chief Executive Officer

Elected by the shareholders, the Board of Directors has delegated to management the responsibility for day-to-day management of the business of the Company in accordance with the Company’s Operations Management Framework which has been adopted by the Board of Directors. The Operations Management Framework sets out the overall authority of the Company’s management team as well as the level of management approval required for the various types of operations and transactions that make up the ordinary course of the Company’s business.

The Founder and Executive Chairman of the Board’s role allows Mr. Serge Godin to devote his time to the development and implementation of strategic initiatives, including strengthening the Company’s partnerships with existing clients and fostering key relationships that lead to new business, including large outsourcing contracts and strategic acquisitions. The nature of the Founder and Executive Chairman of the Board’s responsibilities are such that he is a senior executive officer of the Company and is not an independent chairman of the Board.

All operational and corporate functions, other than the office of the Chairman and the corporate secretariat which report to the Executive Chairman, report to the President and Chief Executive Officer who reports directly to the Board of Directors. The President and Chief Executive Officer, jointly with the management team, develops the strategies and corporate objectives which are approved by the Board of Directors. Each year the Human Resources Committee assesses the performance of the senior executive team in achieving the objectives and makes recommendations to the Board of Directors in relation to the vesting of stock options and PSUs and the payment of bonuses to the Named Executive Officers under the Company’s Profit Participation Plan.

Taken together, the Operations Management Framework and the corporate objectives approved by the Board of Directors annually define the scope of management’s authority and responsibilities, including those of the Founder and Executive

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Chairman of the Board and of the President and Chief Executive Officer, in relation to the Company’s day to day operations and the attainment of its objectives. At each regularly scheduled Board meeting the Founder and Executive Chairman of the Board and the President and Chief Executive Officer table give an account of their stewardship of the Company’s operations, and their performance relative to fixed objectives is assessed annually. Ultimately, the Board of Directors reports to the shareholders at the Annual Meeting of Shareholders.

Role and Responsibilities of the Lead Director and Standing Committee Chairs

Lead Director

Mr. Dominic D’Alessandro, an independent member of the Board of Directors, has served as CGI’s Lead Director since January 28, 2015.

The Charter of the Board of Directors, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document), requires that the Board of Directors appoint a Lead Director from among the independent directors. The Lead Director is responsible for ensuring that the Board of Directors acts independently of the Company’s management and is alert to its obligations to the shareholders.

In fulfilling his responsibilities, the Lead Director provides input to the Founder and Executive Chairman of the Board in the preparation of Board of Directors meeting agendas, sets the agenda for, and chairs the meetings of, the independent directors, and leads the annual self-evaluation process for the Board of Directors.

In conjunction with the Founder and Executive Chairman of the Board, the Lead Director facilitates the effective and transparent interaction of Board members and management. The Lead Director also provides feedback to the Founder and Executive Chairman of the Board and acts as a sounding board with respect to strategies, accountability, relationships and other matters.

Standing Committee Chairs

The role and responsibilities of each of the Chairs of the standing committees of the Board of Directors are set forth in the charter of each committee. The standing committee charters are incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document).

The Chair of each committee is responsible for leading the committee’s work and, in that capacity, ensuring that the committee’s structure and mandate are appropriate and adequate to support the fulfilment of its responsibilities, that the committee has adequate resources as well as timely and relevant information to support its work, and that the scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues. The committee Chair is responsible for ensuring that the effectiveness of the committee is assessed on a regular basis.

The Committee Chair presides the committee’s meetings and works with the Corporate Secretary, the Founder and Executive Chairman of the Board and the Company’s relevant executive officers in setting both the calendar of the committee’s meetings and the agendas for each meeting and has the authority to convene special meetings of the committee. The committee Chair acts as liaison with the Company’s management in relation to the committee’s work program and ensures that the committee reports to the Board of Directors at each subsequent meeting of the Board of Directors in relation to the committee’s deliberations, decisions and recommendations.

Criteria for Tenure on the CGI Board of Directors

Each year, the Committee reviews all of the Company’s corporate governance practices as part of an exercise that takes place well in advance of the annual preparation and review of the Company’s Management Proxy Circular, so that such practices, including those that govern the conditions for tenure on the Board of Directors, receive careful consideration apart from the year-end and the preparation cycle for the Annual General Meeting of Shareholders.

Independence

CGI’s corporate governance practices require that a majority of the members of CGI’s Board of Directors be independent. This means that they must be and remain free from any material ties to the Company, its management and its external auditors that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best

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interests of the Company, and otherwise in keeping with industry best practices and the definitions of independence applicable under stock exchange and securities regulators’ governance guidelines and rules.

The Board of Directors has concluded that the position of Lead Director, in place since 1996, ensures that the Board of Directors is able to act independently of management in an effective manner. The Lead Director holds meetings of the outside directors after each regular meeting of directors, without management and related directors present.

The Board of Directors has determined that the directors identified as being independent in this Management Proxy Circular do not have interests in or relationships with CGI or with any of CGI’s significant shareholders that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and that they are therefore independent under the applicable guidelines and rules.

The independence of the Board of Directors and its standing committees is further enhanced by their ability to engage outside advisors as needed. In addition, individual directors may also retain the services of outside advisors with the authorization of the Chair of the Corporate Governance Committee.

Shareholders of CGI, or any person who has an interest in the Company, who wish to contact CGI’s non-management or independent directors may do so by e-mail sent to lead_director@cgi.com or by using the contact page for the Lead Director on CGI’s website at www.cgi.com.

Expertise and Financial and Operational Literacy

CGI’s corporate governance practices require that all members of CGI’s Board of Directors be both financially and operationally literate. The financial literacy of individual Board members need not be as extensive as that of members who sit on CGI’s Audit and Risk Management Committee. Having operational literacy means that the director must have substantial experience in the execution of day to day business decisions and strategic business objectives acquired as a result of meaningful past experience as a chief executive officer or as a senior executive officer in another capacity but with a broad responsibility for operations.

The directors’ experience and subject matter expertise is examined by the Committee annually when it reviews and makes recommendations to the Board of Directors in relation to succession planning for the Board of Directors in the context of the Board of Directors and standing committee self-evaluation process (see the heading Participation in the Self-Assessment and Peer Review Process later in this document). Expertise in the industry vertical markets in which the Company operates (financial services; government; health; telecommunications and utilities; and manufacturing, retail and distribution), operational expertise and literacy, and financial literacy make up the key criteria that are used to select candidates for Board membership, to review and determine the composition of CGI’s Board, and to assess the performance of directors annually as part of the annual Board of Directors and standing committee self-evaluation process. The Board of Directors’ objective in relation to its composition is to ensure that it has expert representation for each of the Company’s targeted vertical markets.

The members of the Board of Directors who serve on the Company’s Audit and Risk Management Committee must be operationally literate and be financially literate in the sense of having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CGI’s financial statements, and otherwise in keeping with applicable governance standards under applicable securities laws and regulations.

The Committee and the Board of Directors have determined that all members of the Audit and Risk Management Committee are financially literate and that the Committee Chair, Mr. Gilles Labbé, has financial expertise as required by the NYSE corporate governance rules and the rules adopted by the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Sarbanes Oxley Act of 2002. Mr. Labbé is a Fellow of the Institute of Chartered Professional Accountants Canada.

The remaining members of the Audit and Risk Management Committee, Messrs. Jean Brassard, Richard B. Evans, Timothy J. Hearn and Joakim Westh are financially literate in the sense that they have the knowledge and skills necessary to allow them to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CGI’s financial statements.

Mr. Jean Brassard acquired his financial literacy as a result of having served as CGI’s Chief Operating Officer until his retirement in October 2000.

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Mr. Richard B. Evans acquired his financial literacy while serving as Chief Executive of Rio Tinto Alcan Inc. (and as President and Chief Executive Officer of Alcan Inc. prior to its acquisition by Rio Tinto plc). In his role as Chief Executive Officer he was responsible for the supervision of the Chief Financial Officer of the company and was ultimately responsible for operations as well as accounting and financial reporting.

Mr. Timothy J. Hearn acquired his financial literacy while serving as Chairman and Chief Executive Officer of Imperial Oil Limited until his retirement in March 2008. In his role as Chief Executive Officer he was responsible for the supervision of the Chief Financial Officer of the company and was ultimately responsible for operations as well as accounting and financial reporting.

Mr. Joakim Westh acquired his financial literacy while serving as Senior Vice-President, Head of Group Function Strategy and Operational Excellence of LM Ericsson AB, and, prior to that position, as a Group Vice-President for Assa Abloy AB in the capacity of Chairman of the Board of the company’s German subsidiary. Mr. Westh also serves on the audit committees of Saab AB and Swedish Match AB.

The following table presents a skills matrix for each of the Company’s directors.

	Operational Literacy				Financial Literacy			Governance and Human Resources
Director	Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Finance	Accounting	Risk
Alain Bouchard	✓		Global	Retail and distribution	✓	✓	✓	✓
Bernard Bourigeaud	✓	✓	Global	Multiple vertical markets	✓	Expert	✓	✓
Jean Brassard	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Dominic D’Alessandro	✓		Global	Financial services	✓	Expert	✓	✓
Paule Doré	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Richard B. Evans	✓		Global	Multiple vertical markets	✓	✓	✓	✓
Julie Godin	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Serge Godin	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Timothy J. Hearn	✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓
André Imbeau	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Gilles Labbé	✓	✓	Global	Manufacturing and distribution	✓	Expert	✓	✓
Heather Munroe-Blum	✓		Global	Multiple vertical markets	✓	✓	✓	✓
Michael E. Roach	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
George D. Schindler	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓
Joakim Westh	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

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Attendance at Board and Standing Committee Meetings

The Committee monitors director attendance and, in addition to considering attendance in relation to the recommendation for directors to be proposed for election at the Annual General Meeting of Shareholders, the Committee discloses the attendance record for all directors in the Management Proxy Circular. The overall attendance rate for CGI’s Board of Directors for fiscal 2016 was 98% for the Board of Directors, 97% for the Audit and Risk Management Committee, 93% for the Human Resources Committee and 100% for the Corporate Governance Committee. Detailed meeting and attendance information is provided in the following table.

Board and Standing Committee Meetings and Attendance

Year ended September 30, 2016

			Committee Meetings Attended
			Audit	6 regular meetings
	Board Meetings Attended		Governance	4 regular meetings
Director	7 regular meetings		Human Resources	4 regular meetings
Alain Bouchard	7 of 7	100%	Human Resources (Chair)	4 of 4	100%
Bernard Bourigeaud	7 of 7	100%	Human Resources	4 of 4	100%
Jean Brassard	6 of 7	86%	Audit	5 of 6	83%
Robert Chevrier(a)	4 of 4	100%	Human Resources	1 of 2	50%
Dominic D’Alessandro	7 of 7	100%	Human Resources	4 of 4	100%
			Governance	4 of 4	100%
Paule Doré	7 of 7	100%	Governance (Chair)	4 of 4	100%
Richard B. Evans	7 of 7	100%	Audit	6 of 6	100%
Julie Godin	7 of 7	100%	N/A		–
Serge Godin (Chair)	7 of 7	100%	N/A		–
Timothy J. Hearn	7 of 7	100%	Audit	6 of 6	100%
André Imbeau	7 of 7	100%	N/A		–
Gilles Labbé	7 of 7	100%	Audit (Chair)	6 of 6	100%
Heather Munroe-Blum	6 of 7	86%	Governance	4 of 4	100%
Michael E. Roach	7 of 7	100%	N/A		–
Joakim Westh	7 of 7	100%	Audit	6 of 6	100%

(a)	Mr. Chevrier did not seek reelection on the Board of Directors and therefore ceased to be a director and member of the Audit and Risk Management Committee on January 26, 2016.

Share Ownership Guideline for Directors

A share ownership guideline was adopted for directors on June 15, 2004 and was amended on January 27, 2016. CGI’s directors are now required to hold Class A subordinate voting shares or DSUs having a value of $300,000 within five years of their election or appointment to the Board of Directors. All directors’ holdings respect the guideline.

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The share ownership on the part of the Company’s outside directors as at December 12, 2016 and the date on which their holding must meet the minimum level of share ownership are set out in the following table.

Outside Directors’ Share Ownership(a)
Director	Fiscal Year	Number of Class A subordinate voting shares	Number of DSUs	Total number of shares and DSUs	Total “at risk” value of shares and DSUs(b)	Value of shares or DSUs to be acquired to meet minimum ownership level	Date by which minimum ownership level must be met
Alain Bouchard	2016	17,500	10,003	27,503	$1,746,716		Complies with the ownership guideline
	2015	17,500	6,197	23,697	$1,332,245	n.a.
	Change	–	3,806	3,806	$414,470

Bernard Bourigeaud	2016	10,000	9,768	19,768	$1,255,466		Complies with the ownership guideline
	2015	10,000	5,161	15,161	$852,351	n.a.
	Change	–	4,607	4,607	$403,114

Jean Brassard	2016	530,411	18,956	549,367	$34,890,298		Complies with the ownership guideline
	2015	568,286	15,482	583,768	$32,819,437	n.a.
	Change	(37,875)	3,474	(34,401)	$2,070,861

Dominic D’Alessandro	2016	10,000	22,367	32,367	$2,055,628		Complies with the ownership guideline
	2015	10,000	18,230	28,230	$1,587,091	n.a.
	Change	–	4,137	4,137	$468,538

Paule Doré	2016	74,274	8,190	82,464	$5,237,289		Complies with the ownership guideline
	2015	99,774	6,453	106,227	$5,972,082	n.a.
	Change	(25,500)	1,737	(23,763)	($734,793)

Richard B. Evans	2016	10,000	21,671	31,671	$2,011,425		Complies with the ownership guideline
	2015	10,000	19,367	29,367	$1,651,013	n.a.
	Change	–	2,304	2,304	$360,412

Timothy J. Hearn	2016	20,000	2,835	22,835	$1,450,251		Complies with the ownership guideline
	2015	12,000	1,098	13,098	$736,370	n.a.
	Change	8,000	1,737	9,737	$713,881

Gilles Labbé	2016	25,000	18,595	43,595	$2,768,718		Complies with the ownership guideline
	2015	25,000	14,790	39,790	$2,236,994	n.a.
	Change	–	3,805	3,805	$531,725

Heather Munroe-Blum	2016	855	1,998	2,853	$181,194		July 28, 2018
	2015	855	261	1,116	$62,742	7,147
	Change	–	1,737	1,737	$118,453

Joakim Westh	2016	4,707	–	4,707	$298,942		April 29, 2016
	2015	–	–	–	–	5,293
	Change	4,707	–	4,707	$298,942

(a)	2016 information is provided as at December 12, 2016 and 2015 information is provided as at December 11, 2015.
(b)	Based on the closing prices of the Company’s shares on the TSX on December 12, 2016 ($63.51) and December 11, 2015 ($56.22) respectively.

Availability and Workload

The Board of Directors has endorsed the Committee’s recommendation not to adopt formal guidelines on the number of boards or committees on which independent directors may sit on the basis that the contribution of each director to the work of the Board of Directors forms part of the Board of Directors’ self-assessment process and that arbitrary limits might not serve the interests of the Company.

Mr. Evans serves on the board of directors of another company, Mr. Westh sits on two other audit committees, and Mr. Labbé is President and Chief Executive Officer and a director of Héroux-Devtek Inc., an aerospace and industrial products manufacturer. Mr. Hearn sits on the board of directors of one other company and, along with Mr. Brassard, does not sit on any other audit committees. The Board of Directors and the Committee have determined that none of the Committee members’ commitments impair their capacity to serve the Company’s Audit and Risk Management Committee effectively.

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Conflicts of Interest

A process is in place for directors to acknowledge annually CGI’s Code of Ethics and Business Conduct in the same way as officers and members do. All directors have also declared their interests in all other companies where they serve as directors or officers. The Board of Directors has endorsed the Committee’s recommendation to maintain the practice of having directors tender their resignation for consideration upon a major change in their principal occupation.

Participation in the Orientation and Continuing Education Program

Each new director participates in a formal orientation and continuing education program. The program consists of a detailed presentation of the Company’s current three-year strategic plan, coupled with a series of meetings between the new director and (i) the Founder and Executive Chairman of the Board, (ii) the Lead Director, (iii) the President and Chief Executive Officer, (iv) the Chair of each standing committee to which the director will be assigned, as the case may be, and (v) other key senior executive officers of the Company. Depending on the director’s experience and background and the results of the executive meetings, additional meetings may be scheduled. In addition to the executive briefings, new directors receive the CGI Director Reference Binder, a comprehensive set of documents containing both public and non-public information concerning the Company, which includes detailed information in relation to the Company; its operations; financial condition; management structure; policies and public disclosure record; the work programs and minutes of past meetings of the Board of Directors and of its standing committees; biographies of CGI’s key senior officers; materials related to the director’s duties and responsibilities, including, a synopsis of the Company’s insurance coverage for directors and officers liability; and the Company’s process for reporting transactions in its shares carried out by its reporting insiders.

In addition to the formal orientation program, the directors participate in a continuing education program which provides “in-depth” information on key aspects of the Company’s business, including topics such as the material risks the Company faces, recent developments in the global information technology market, cybersecurity and anti-corruption measures. Detailed presentations are also made to the standing committees of the Board of Directors on technical subjects such as the application of accounting principles in the preparation of the Company’s financial statements, corporate governance rules and practices, and trends in executive and directors’ compensation.

Directors also receive updates on business and governance initiatives as well as responses to questions raised by the members of the Board of Directors from time to time. Directors who wish to do so may make arrangements with the Corporate Secretary to participate, at CGI’s expense, in board-level industry associations or conferences, to attend continuing education courses that are relevant to their role as a director of the Company or otherwise to pursue activities that contribute in a meaningful way to the value they bring to the Board of Directors.

Members of the Board of Directors are invited to attend CGI’s annual Leadership Conference where the bottom-up strategic planning cycle begins, as well as sessions of the Leadership Institute’s training program for the Company’s managers.

Participation in the Self-Assessment and Peer Review Processes

The Lead Director, in concert with the Committee, coordinates an annual self-assessment of the effectiveness of the Board of Directors as a whole, of the standing committees of the Board, and of the contribution of individual directors, as well as a peer review of the independent directors every two years. The Committee is also responsible for establishing the competencies, skills and personal qualities it seeks in new Board members with a view to adding value to the Company, and directors are assessed against the contribution they are expected to make. These assessments are based on a questionnaire to which directors respond.

Once the responses are received, the Lead Director compiles and analyses the results. He then discusses the self-assessments and/or peer reviews with each director. Following the one-on-one discussions with directors, the Lead Director reviews the overall results of the annual self-assessment process and, every two years, of the peer review process, with the Founder and Executive Chairman of the Board, and with the Chairs of the standing committees. The Committee then meets to review the results of the annual self-assessment process and, every two years, of the peer review process, and subsequently presents the final result to the Board of Directors for discussion.

The Board of Directors annually reviews the assessment of its performance and the recommendations provided by the Committee with the objective of increasing the Board’s effectiveness in carrying out its responsibilities. The Board of Directors takes appropriate action based on the results of the review process.

2016 MANAGEMENT PROXY CIRCULAR	45

Report of the Corporate Governance Committee

Retirement Age and Director Term Limits

The Board of Directors has endorsed the Committee’s recommendation not to adopt a formal retirement age or term limits for directors.

CGI’s success is due in large measure to the Company’s experience and expertise in its vertical markets. The selection criteria for CGI’s Board of Directors, which are explained earlier in this document under the heading Expertise and Financial and Operational Literacy, recognize this and are designed to ensure that the Company has subject matter experts on the Board of Directors who can effectively provide intelligence, experience, expertise and business and operational insight into each of the Company’s industry vertical markets. Imposing a term limit or an arbitrary retirement age would unnecessarily expose the Company to losing valuable resources that could not be easily replaced. The Committee and the Board of Directors are therefore of the view that a mandatory retirement age or term limits might arbitrarily and needlessly deprive the Board of Directors of valuable talent.

As with the other aspects of CGI’s corporate governance practices, director term limits and the Board of Directors retirement policy are reviewed annually. When the time comes to discuss term limits or a retirement age, the directors who would be affected in the event that such limits were adopted withdraw from the meeting and abstain from voting on the matter.

Nomination Process for the Board of Directors and Executive Officers

Board of Directors

The shareholders are responsible for electing CGI’s directors. The responsibility for proposing candidates for election by the shareholders lies with the Board of Directors, which relies on the recommendations of the Committee.

Based on the results of the Board of Directors self-evaluation and peer review process (see the heading Participation in the Self-Assessment and Peer Review Processes earlier in this document) or on its own assessment from time to time of the needs of the Company, the Committee may recommend that the composition of the Board or its standing committees be varied in order to continue to serve the best interests of the Company and to ensure an appropriate succession of directors. By way of example, when it is appropriate to do so, additional directors may be appointed to committees so that knowledge is passed along in order to facilitate a smooth transition should the need arise.

When changes to Board of Directors composition are required, potential candidates are identified either through referrals from directors or senior management, or with the assistance of third parties. The selection of nominees from among the potential candidates is based on the candidate’s expertise and knowledge in the industry vertical markets in which the Company operates and their operational and financial literacy based on the Board of Directors skills matrix (see the heading Expertise and Financial and Operational Literacy earlier in this document), taking into account criteria that promote diversity, including gender (with a target of women representing at least 30% of the directors), ethnicity, age, experience and geographical representation. The Committee, the Founder and Executive Chairman of the Board, and the Lead Director consult with each other with respect to the actions to be taken and the necessary steps are then taken to interview the candidates and confirm their willingness to serve on the Board of Directors.

Once the selection of candidates is made, the Committee recommends to the Board of Directors that the candidate or candidates be either appointed by the Board of Directors if there is a vacancy to be filled or if there is a need to increase the size of the Board of Directors, or be nominated for election at the next annual meeting of shareholders.

As at the date of this Management Proxy Circular, three out of fifteen (approximately 20%) of CGI’s current directors were women. If all directors nominees named in this Management Proxy Circular are elected at the Meeting, the representation of women on the Board of Directors will remain unchanged with three women. As mentioned earlier in this document, the Board of Directors has amended the Company’s Fundamental Texts to confirm the Company’s aspiration of having a Board of Directors of which 30% would be women. Given our Board of Directors’ current composition and history of long-term succession planning, no date has yet been set to meet such target but progress will be monitored periodically.

Executive Officers

CGI’s Fundamental Texts provide that in identifying potential candidates for appointment as officers, the Committee will consider the diversity of the executive team’s background, including in terms of gender, ethnicity, age and experience.

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Report of the Corporate Governance Committee

As at the date of this Management Proxy Circular, one out of fifteen (or approximately 6.7%) of the Company’s current executive officers, were women. A total of thirteen women occupy senior management positions, which represents approximately 13.5% of the Company’s total number of senior management.

Board of Directors Participation in Strategic Planning

The Board of Directors is directly and closely involved in the preparation and approval of CGI’s rolling three-year strategic plan which is reviewed and assessed annually by the Board of Directors.

CGI has adopted a bottom-up process for budgeting and strategic planning in order to ensure that the resulting business plan is as closely attuned as possible to maximizing the Company’s business opportunities and mitigating operational and other risks. The Board of Directors receives a detailed briefing early in the planning process covering all aspects of CGI’s strategic planning so that the directors are in a position to contribute to the process in a meaningful way before the final business plan has taken shape.

In keeping with CGI’s three-year rolling strategic planning process, the strategic plan begins with the initiatives, directions and priorities identified at the business unit level by the Company’s management team that are shared at the Company’s annual Leadership Conference. The plan is then presented to the directors in July for review and discussion. In the next step, the plan is refined by management and is subsequently presented to the Board of Directors for approval in September. The rolling three-year planning process provides a meaningful opportunity for the directors to contribute to the strategic planning process. In addition to the formal planning process, every Board meeting agenda features a standing item entitled Directors’ Round Table that serves as a forum for continuing free-ranging discussion between the Board and management in relation to the Company’s strategic direction.

Guidelines on Disclosure of Information

CGI’s Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders adopted by the Board of Directors (the “Guidelines”) set out the essential principles underlying the Company’s disclosure practices in keeping with the rules of regulatory authorities and best disclosure practices.

Under the Guidelines, the Board of Directors has the responsibility to oversee the content of the Company’s major communications to its shareholders and the investing public. The Board of Directors believes that it is management’s role to communicate on behalf of the Company with its shareholders and the investment community. The Company maintains an effective investor relations process to respond to shareholder questions and concerns. In 2004, the Company adopted the SPMF which structures the processes and how information flows between CGI and its shareholders as well as with the investment community, including both the buy-side (institutional investors) and sell-side (investment dealers) research analysts. CGI obtained an ISO 9001 certification for the application of the SPMF in the Company’s operations.

As part of the SPMF process, CGI conducts a survey of sell-side analysts and institutional shareholders every year as a means of measuring shareholder satisfaction. The survey is designed to provide insights into investor sentiment and to improve the investor relations program.

The SPMF annual assessment conducted during the 2016 fiscal year returned an overall score for CGI of 8.6 out of 10 which compares favourably to the average score for other public companies of 7.9 out of 10.

Following the assessment, suggestions for improvement received in the course of the survey are acted upon as a means of assuring continuous improvement.

The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their dissemination to the market and to the Company’s shareholders.

The Charter of the Board of Directors which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document) provides that directors’ duties include the oversight of the integrity of the Company’s internal control and management information systems. The Audit and Risk Management Committee has the primary responsibility under its charter to review the internal control and management information systems of the Company. The Committee reports to the Board of Directors in that regard.

2016 MANAGEMENT PROXY CIRCULAR	47

Report of the Corporate Governance Committee

Directors’ Compensation

The Human Resources Committee reviews directors’ compensation periodically. In determining directors’ remuneration, the Committee considers the directors’ compensation offered by the companies comprised in the reference group of companies used as a guide in determining compensation matters, and the risks and responsibilities that the directors of the Company assume in keeping with the roles of the Board of Directors and of the standing committees. See the heading Compensation of Directors in the report of the Human Resources Committee earlier in this document.

Codes of Ethics and Business Conduct

CGI’s Code of Ethics and Business Conduct and its Executive Code of Conduct are contained in CGI’s Fundamental Texts which may be found as Appendix A to CGI’s 2016 Annual Information Form which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s website at www.cgi.com. A copy of the 2016 Annual Information Form will be provided promptly to shareholders upon request.

The Board of Directors monitors compliance with the Code of Ethics and Business Conduct (which incorporates the CGI Anti-Corruption Policy) and under the Board of Directors’ charter is responsible for any waivers of the codes’ provisions granted to directors or officers. No such waivers have been granted to date.

The Committee is principally responsible for the annual review of the Code of Ethics and Business Conduct, overseeing compliance therewith, reviewing any request to waive or exempt from its application, and making recommendations on these matters to the Board of Directors.

Under the terms of the Code of Ethics and Business Conduct, all of CGI’s members are required to comply with the code and to assist with its application. The code requires that infractions be reported to management or alternatively to the Chair of the Audit and Risk Management Committee and the Corporate Secretary.

The Board of Directors has established procedures approved by the Audit and Risk Management Committee for the receipt, retention, and treatment of complaints regarding accounting, internal accounting control or auditing matters, and corruption, as well as other breaches of the Code of Ethics and Business Conduct (which incorporates the CGI Anti-Corruption Policy) or of the Executive Code of Conduct. In that regard, the Company adopted the CGI Serious Ethical Incidents Reporting Policy which allows members who wish to submit a complaint to do so via a third party ethics reporting hotline and secure web site which assures that members who wish to preserve their anonymity are able to do so with confidence. The Audit and Risk Management Committee is primarily responsible for receiving and dealing with these incident reports. A report on the process and on incident reports received is provided quarterly to the Audit and Risk Management Committee by the Executive Vice-President, Chief Legal Officer and Corporate Secretary.

An integration program has been designed for new members to become familiar with CGI’s policies, their responsibilities as members and the benefits to which they are entitled. In order to ensure that all CGI members are aware of the importance that the Company attaches to compliance with the Code of Ethics and Business Conduct, each new member is informed about the code and the process for reporting ethics breaches, and is required to undertake in writing to comply with the code. In countries where local law is an impediment to a formal undertaking, members are asked to acknowledge the code. This written undertaking or acknowledgement, as the case may be, is renewed annually at the same time as the member’s evaluation.

CGI’s Leadership Institute regularly provides an intensive series of courses designed to allow new managers to become familiar with CGI’s methods of operation and its policies, including the Code of Ethics and Business Conduct and the process for reporting breaches.

In addition, the Company provides an internet portal for all members to have access to the Company’s policies, including the code of ethics and the process for reporting breaches.

These measures are in addition to quarterly reports tabled with the Audit and Risk Management Committee by the internal audit department, the internal controls review function, and the legal department on matters for which they are responsible. These reports may include reports of breaches of the code of ethics when such breaches are raised in internal audit mandates or in claims made against the Company.

In addition to CGI’s Code of Ethics and Business Conduct, CGI’s principal executive and financial officers, including the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and the Executive Vice-President

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Report of the Corporate Governance Committee

and Chief Financial Officer, the principal accounting officer or controller, and other persons performing similar functions, are subject to CGI’s Executive Code of Conduct which they are required to review and acknowledge on an annual basis.

CGI Federal Inc., the Company’s operating subsidiary that provides services to the U.S. Federal government, has adopted policies and procedures to comply with specific requirements under U.S. Federal government procurement laws and regulations.

Relationship with Shareholders and Decisions Requiring their Consent

In keeping with CGI’s policy of seeking to align the interests of its three stakeholder groups (see the Letter to Shareholders on page ii earlier in this document), CGI implemented the SPMF which forms part of the Company’s ISO certification. See the heading Guidelines on Disclosure of Information earlier in this document for a more detailed discussion of the SPMF.

In the normal course of operations certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and standing committees, CGI’s corporate governance principles and applicable corporate and securities legislation. As at September 12, 2016, Messrs. Serge Godin and André Imbeau, respectively CGI’s Founder and Executive Chairman of the Board and Founder and Member of the Board, beneficially owned, directly or indirectly, or controlled or directed shares of CGI representing respectively 47.79% and 7.18% of the votes attached to all of CGI’s outstanding voting shares.

2016 MANAGEMENT PROXY CIRCULAR	49

Report of the Audit and Risk Management Committee

The Audit and Risk Management Committee of the Board of Directors is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the NYSE and of the SEC.

The Committee is composed of Mr. Gilles Labbé, Chair of the Committee, and Messrs. Jean Brassard, Richard B. Evans, Timothy J. Hearn and Joakim Westh. The Committee met six times during fiscal 2016. Mr. Labbé’s role and responsibilities as Chair of the Committee are described earlier in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.

The role and responsibilities of the Committee are contained in the Committee’s charter. The Committee’s charter forms part of CGI’s Fundamental Texts and the charter is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document) and is available on CGI’s website at www.cgi.com. The role and responsibilities of the Committee include:

(a)	reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI;

(b)

identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management;

(c)	reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting;

(d)	reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness;

(e)	reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditors;

(f)

recommending to the Board of Directors the appointment of the external auditors, asserting the external auditors’ independence, reviewing the terms of their engagement, conducting an annual auditors’ performance assessment, and pursuing ongoing discussions with them;

(g)	reviewing all related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations;

(h)	reviewing the audit procedures including the proposed scope of the external auditors’ examinations; and

(i)	performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors.

The Committee fulfilled all aspects of its mandate for the fiscal year ended September 30, 2016.

External Auditors’ Independence

The Committee is required to assert the independence of CGI’s external auditors and, to this end, entertains discussions with the external auditors on applicable criteria and obtains yearly confirmations from them as to their independence.

Auditor Independence Policy

In order to satisfy itself as to the independence of the external auditors, the Committee has adopted an auditor independence policy which covers (a) the services that may and may not be performed by the external auditors, (b) the governance procedures to be followed prior to retaining services from the external auditors, and (c) the responsibilities of the key participants. The following is a summary of the material provisions of the policy:

Performance of Services

Services are either acceptable services or prohibited services.

The acceptable services are: (a) audit and review of financial statements, (b) prospectus work, (c) audit of pension plans, (d) special audits on control procedures, (e) tax planning services on mergers and acquisitions activities, (f) due diligence relating to mergers and acquisitions, (g) tax services related to transfer pricing, (h) sales tax planning and returns, (i) research and interpretation related to taxation, (j) research relating to accounting issues, (k) tax planning services, (l) preparation of tax returns, and (m) all other services that are not prohibited services.

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Report of the Audit and Risk Management Committee

The prohibited services are: (a) bookkeeping services, (b) design and implementation of financial information systems, (c) appraisal or valuation services or fairness opinions, (d) actuarial services, (e) internal audit services, (f) management functions, (g) human resources functions, (h) broker-dealer services, (i) legal services, (j) services based on contingency fees, and (k) expert services.

Governance Procedures

The following control procedures are applicable when considering whether to retain the external auditors’ services:

For all services falling within the permitted services category, whether they are audit or non-audit services, a request for approval must be submitted to the Committee through the Executive Vice-President and Chief Financial Officer prior to engaging the auditors to perform the services.

In the interests of efficiency, certain permitted services are pre-approved quarterly by the Committee and thereafter only require approval by the Executive Vice-President and Chief Financial Officer as follows:

•	The Committee can pre-approve envelopes for certain services to pre-determined dollar limits on a quarterly basis;

•	Once pre-approved by the Committee, the Executive Vice-President and Chief Financial Officer may approve the services prior to the engagement;

•	For services not captured within the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Committee; and

•	At each meeting of the Committee, a consolidated summary of all fees by service type is presented including a breakdown of fees incurred within each of the pre-approved envelopes.

Key Participants’ Responsibilities

Management and the Committee are the Company’s two key participants for the purposes of the Company’s Auditor Independence Policy.

The primary responsibilities of management are: (a) creating and maintaining a policy that follows applicable auditors independence standards, (b) managing compliance with the policy, (c) reporting to the Committee all mandates to be granted to the external auditors, and (d) monitoring and approving services to be performed within the pre-approved envelopes.

The primary responsibilities of the Committee are: (a) nominating the external auditors for appointment by the Company’s shareholders, (b) approving fees for audit services, (c) approving the auditor independence policy and amendments to the policy, (d) monitoring management’s compliance with the policy, (e) obtaining yearly confirmations of independence from the external auditors, (f) monitoring audit partner rotation requirements, (g) monitoring the twelve month “cooling off” period when hiring members of the audit engagement team in a financial reporting oversight role, (h) reviewing the appropriateness of required audit fee disclosure, (i) interpreting the policy in the event that its application is unclear, and (j) approving all auditors mandates or pre-approving envelopes for specific services.

Under the Auditor Independence Policy, the Committee has the ultimate responsibility to assert the independence of CGI’s external auditors.

Annual External Auditors Assessment

The Committee instituted an annual assessment process to assist the Committee in making its recommendation to the Board of Directors in relation to the appointment of the Company’s external auditors. The process was initiated in November of 2016 and was completed prior to the Committee’s recommendation that was made on December 6, 2016.

The annual external auditors’ assessment is based on the recommendations of Chartered Professional Accountants Canada in collaboration with the Canadian Public Accountability Board. The process is expected to provide an additional element of structure for the Committee in making its recommendation and to help in identifying areas for improvement for the external audit firm and the Company’s audit processes.

Following the completion of the annual assessment, the Committee recommended to the Board of Directors that Ernst & Young LLP be proposed for re-appointment by the Company’s shareholders at the Meeting.

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Report of the Audit and Risk Management Committee

Fees Billed by the External Auditors

During the years ended September 30, 2016 and 2015, CGI’s external auditors invoiced the following fees for their services:

	Fees billed
Service retained	2016	2015
Audit fees	$7,454,707	$7,661,802
Audit related fees(a)	$1,494,486	$1,546,116
Tax fees(b)	$538,641	$630,218
All other fees(c)	$14,900	–
Total fees billed	$9,502,734	$9,838,136
(a)	The audit related fees billed by the external auditors for the years ended September 30, 2016 and 2015 were primarily in relation to service organization control procedures audits and assistance.
(b)	The tax fees billed by the external auditors for the years ended September 30, 2016 and 2015 were in relation to tax compliance and advisory services.
(c)	The other fees billed by the external auditors for the year ended September 30, 2016 related to services in connection with CGI’s corporate social responsibility program.

Related Party Transactions

The Committee is responsible under its charter for reviewing and making recommendations to the Board of Directors in relation to any transaction in which a director or a member of senior management has an interest. To the extent that it is necessary to do so, the Committee may retain outside advisors to assist it in reviewing related party transactions.

For more important transactions, the Board of Directors generally establishes an ad hoc committee made up entirely of independent directors that is mandated to review the transaction and to make a recommendation to the Board of Directors. Such committee may retain independent legal and accounting advisors to assist in reviewing the transaction.

Whether it is the Committee or an ad hoc committee, the committee mandated with reviewing the transaction tables its report with the Board of Directors and it is the Board of Directors that has the responsibility of approving the transaction if it determines that it is appropriate to do so.

Other Business to be Transacted at the Annual General Meeting of Shareholders

Management of the Company is not aware of any matter to be submitted at the Meeting other than the matters set forth in the Notice of Meeting. Every proxy given to any person in the form of proxy that accompanied the Notice of Meeting will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

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Additional Information

The Company will provide to any person, upon request to the Corporate Secretary, a copy of this Management Proxy Circular, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Management Proxy Circular.

Additional financial and other information relating to the Company is included in its 2016 audited annual and unaudited quarterly financial statements, annual and quarterly Management’s Discussion and Analysis of Financial Position and Results of Operations and other continuous disclosure documents which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional copies of this Management Proxy Circular, for a copy of the Company’s Notice of Intention in relation to its Issuer Bid, or other financial information, please contact Investor Relations by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s website at www.cgi.com or by contacting us by mail or telephone:

Investor Relations

CGI Group Inc.

1350 René-Lévesque Blvd. West

15th Floor

Montreal, Quebec, Canada

H3G 1T4

Tel.: +1-514-841-3200

Shareholder Proposals

The Company received two proposals for inclusion in this Management Proxy Circular for which the texts are reproduced in Appendix C hereto. The texts have not been modified from their original French version except that they have been translated. The Company addresses its views to each such proposal in Appendix C hereto.

To propose any matter for a vote by the shareholders at an annual meeting of CGI, a shareholder must send a proposal to the Corporate Secretary at CGI’s office at 1350 René-Lévesque Boulevard West, 25th Floor, Montreal, Quebec, Canada, H3G 1T4 at least 90 days before the anniversary date of the notice for the previous year’s annual meeting. Proposals for CGI’s 2018 annual meeting must be received no later than September 13, 2017. CGI may omit any proposal from its Management Proxy Circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by CGI subsequent to the deadline noted above.

Approval by the Directors

The Board of Directors has approved the content and the delivery of this Management Proxy Circular.

Serge Godin

Founder and Executive

Chairman of the Board

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Appendix A

Stock Options and Share-Based Awards held by Named Executive Officers

The following tables show all outstanding stock options and share-based awards held by the Named Executive Officers as at September 30, 2016.

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Serge Godin Founder and Executive Chairman of the Board	10,000	15.49	September 30, 2020	470,000
					596,154	37,253,663
Total:				470,000	596,154	37,253,663

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Michael E. Roach President and Chief Executive Officer(e)	461,505	15.49	September 30, 2020	21,690,735
					285,000	17,809,650	19,444,013
Total:				21,690,735	285,000	17,809,650	19,444,013

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
François Boulanger Executive Vice-President and Chief Financial Officer	19,065	23.65	November 26, 2022	740,485
	9,463	37.11	November 12, 2023	240,171
	113,695	37.82	September 22, 2024	2,804,856
	140,000	48.16	September 22, 2025	2,006,200
	117,000	63.23	September 26, 2026	—

Total:				5,791,712

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Appendix A

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
George D. Schindler President and Chief Operating Officer(f)	3,125	9.31	October 1, 2018	166,188
	3,125	12.54	September 30, 2019	156,094
	103,125	15.49	September 30, 2020	4,846,875
	84,400	19.71	September 30, 2021	3,610,632
	182,577	23.65	November 26, 2022	7,091,291
	53,226	36.15	September 30, 2023	1,401,973
	113,695	37.82	September 22, 2024	2,804,856
	234,000	48.16	September 22, 2025	3,353,220
	349,000	63.23	September 26, 2026	—

Total:				23,431,127

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Colin Holgate President, Asia Pacific Operations	9,609	23.65	November 26, 2022	373,214
	12,500	23.65	November 26, 2022	485,500
	41,414	36.15	September 30, 2023	1,090,845
	81,250	37.82	September 22, 2024	2,004,438
	78,000	48.16	September 22, 2025	1,117,740
	66,000	63.23	September 26, 2026	—

Total:				5,071,737

(a)	Shows stock options held as at the end of the fiscal year ended September 30, 2016.
(b)	Based on $62.49, the closing price of the Company’s Class A subordinate voting shares on the TSX on September 30, 2016.
(c)	Shows share-based awards held as at the end of the fiscal year ended September 30, 2016.
(d)	Shows the market value for the aggregate number of PSUs held as at the end of the fiscal year ended September 30, 2016.
(e)	Mr. Roach retired as President and Chief Executive Officer (but not as a director) on September 30, 2016.
(f)	Mr. Schindler was appointed President and Chief Executive Officer effective October 1, 2016.

2016 MANAGEMENT PROXY CIRCULAR	55

Appendix B

Stock Options and Share-Based Awards held by Directors

The following tables show all outstanding stock options held by the members of the Board of Directors who are not Named Executive Officers as at September 30, 2016 as well as the in-the-money-value of such stock options. For outside members of the Board of Directors, the following tables also show the market value of outstanding and vested DSUs granted for fiscal 2016 and previous fiscal years. See the heading Stock Options and Deferred Stock Units Granted to Directors in the Management Proxy Circular earlier in this document. All DSUs are fully vested at the time of issuance.

The corresponding information for directors who are also Named Executive Officers may be found in Appendix A.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Alain Bouchard	3,813	27.28	April 28, 2023	134,256
	650	30.79	July 10, 2023	20,605
	2,442	36.15	September 30, 2023	64,322
	1,198	38.41	October 16, 2023	28,848
	1,471	34.68	January 22, 2024	40,909
	1,410	36.17	April 16, 2024	37,111
	1,360	37.50	July 23, 2024	33,986
	2,500	37.82	September 22, 2024	61,675
	1,340	38.07	October 29, 2024	32,723
	1,077	47.36	January 21, 2025	16,295
	1,067	56.69	April 15, 2025	6,189
	1,286	50.94	July 22, 2025	14,853
	1,537	47.81	October 14, 2025	22,563
							625,087
Total:				514,335			625,087
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Bernard Bourigeaud	834	9.31	October 1, 2018	44,352
	834	9.31	October 1, 2018	44,352
	1,666	12.54	September 30, 2019	83,217
	2,500	15.49	September 30, 2020	117,500
	1,688	19.71	September 30, 2021	72,213
	3,813	23.65	November 26, 2022	148,097
	2,442	36.15	September 30, 2023	64,322
	1,537	36.17	April 16, 2024	40,454
	1,458	37.50	July 23, 2024	36,435
	2,500	37.82	September 22, 2024	61,675
	1,505	38.07	October 29, 2024	36,752
	1,301	47.36	January 21, 2025	19,684
	1,191	56.69	April 15, 2025	6,908
	1,477	50.94	July 22, 2025	17,059
	1,852	47.81	October 14, 2025	27,187
							610,402
Total:				820,207			610,402

56	2016 MANAGEMENT PROXY CIRCULAR

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Jean Brassard	1,472	26.16	October 18, 2022	53,478
	3,813	23.65	November 26, 2022	148,097
	1,577	24.41	January 23, 2023	60,052
	277	27.12	February 13, 2023	9,797
	1,690	26.62	April 17, 2023	60,620
	1,462	30.79	July 10, 2023	46,345
	2,442	36.15	September 30, 2023	64,322
	1,172	38.41	October 16, 2023	28,222
	1,471	34.68	January 22, 2024	40,909
	1,410	36.17	April 16, 2024	37,111
	1,360	37.50	July 23, 2024	33,986
	2,500	37.82	September 22, 2024	61,675
	1,340	38.07	October 29, 2024	32,723
	1,077	47.36	January 21, 2025	16,295
	1,041	56.69	April 15, 2025	6,038
	1,158	50.94	July 22, 2025	13,375
	1,297	47.81	October 14, 2025	19,040
							1,184,560
Total:				732,085			1,184,560
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Robert Chevrier(d)	953	56.69	January 27, 2019	5,527

Total:				5,527

2016 MANAGEMENT PROXY CIRCULAR	57

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Dominic D’Alessandro	2,500	14.69	January 26, 2020	119,500
	1,192	15.51	April 22, 2020	56,000
	1,762	14.76	July 29, 2020	84,100
	2,500	15.49	September 30, 2020	117,500
	1,629	15.96	October 21, 2020	75,797
	1,997	19.28	January 27, 2021	86,290
	1,897	20.30	April 24, 2021	80,034
	1,877	20.51	July 28, 2021	78,796
	1,688	19.71	September 30, 2021	72,213
	1,995	19.30	October 20, 2021	86,164
	1,986	19.39	January 26, 2022	85,597
	1,807	21.31	April 19, 2022	74,412
	1,605	23.99	July 26, 2022	61,793
	1,471	26.16	October 18, 2022	53,441
	3,813	23.65	November 26, 2022	148,097
	1,577	24.41	January 23, 2023	60,052
	277	27.12	February 13, 2023	9,797
	1,728	26.62	April 17, 2023	61,983
	1,494	30.79	July 10, 2023	47,360
	2,442	36.15	September 30, 2023	64,322
	1,198	38.41	October 16, 2023	28,848
	1,471	34.68	January 22, 2024	40,909
	1,410	36.17	April 16, 2024	37,111
	1,360	37.50	July 23, 2024	33,986
	2,500	37.82	September 22, 2024	61,675
	1,340	38.07	October 29, 2024	32,723
	1,077	47.36	January 21, 2025	16,295
	1,102	56.69	April 15, 2025	6,392
	1,423	50.94	July 22, 2025	16,436
	1,788	47.81	October 14, 2025	26,248
							1,397,714
Total:				1,823,871			1,397,714
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Paule Doré	422	19.71	September 30, 2021	18,053
	1,906	23.65	November 26, 2022	74,029
	1,831	36.15	September 30, 2023	48,229
	2,500	37.82	September 22, 2024	61,675
	528	47.36	January 21, 2025	7,989
	661	56.69	April 15, 2025	3,834
	736	50.94	July 22, 2025	8,501
	784	47.81	October 14, 2025	11,509
							511,793
Total:				233,819			511,793

58	2016 MANAGEMENT PROXY CIRCULAR

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Richard B. Evans	2,500	12.54	September 30, 2019	124,875
	2,500	12.54	September 30, 2019	124,875
	44	13.26	October 22, 2019	2,166
	1,796	14.48	January 28, 2020	86,226
	1,676	15.51	April 22, 2020	78,738
	1,762	14.76	July 29, 2020	84,100
	2,500	15.49	September 30, 2020	117,500
	1,629	15.96	October 21, 2020	75,797
	1,997	19.28	January 27, 2021	86,290
	1,825	20.30	April 24, 2021	76,997
	1,779	20.51	July 28, 2021	74,682
	1,688	19.71	September 30, 2021	72,213
	2,024	19.30	October 20, 2021	87,417
	2,034	19.39	January 26, 2022	87,665
	1,798	21.31	April 19, 2022	74,042
	1,629	23.99	July 26, 2022	62,717
	1,441	26.16	October 18, 2022	52,352
	3,813	23.65	November 26, 2022	148,097
	1,554	24.41	January 23, 2023	59,176
	277	27.12	February 13, 2023	9,797
	1,724	26.62	April 17, 2023	61,840
	1,539	30.79	July 10, 2023	48,786
	2,442	36.15	September 30, 2023	64,322
	1,207	38.41	October 16, 2023	29,065
	1,576	34.68	January 22, 2024	43,829
	1,507	36.17	April 16, 2024	39,664
	1,430	37.50	July 23, 2024	35,736
	2,500	37.82	September 22, 2024	61,675
	1,476	38.07	October 29, 2024	36,044
	1,276	47.36	January 21, 2025	19,306
	1,103	56.69	April 15, 2025	6,397
	1,251	50.94	July 22, 2025	14,449
	1,382	47.81	October 14, 2025	20,288
							1,354,221
Total:				2,067,123			1,354,221

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Julie Godin(e)	9,375	12.54	September 30, 2019	468,281
	9,375	15.49	September 30, 2020	440,625
	6,330	19.71	September 30, 2021	270,797
	33,363	23.65	November 26, 2022	1,295,819
	25,000	23.65	November 26, 2022	971,000
	21,367	37.11	November 12, 2023	542,294
	37,898	37.82	September 22, 2024	934,944
	52,000	48.16	September 22, 2025	745,160
	61,000	63.23	September 26, 2026	–

Total:				5,668,920

2016 MANAGEMENT PROXY CIRCULAR	59

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Timothy J. Hearn	2,500	46.92	January 27, 2025	38,925
	462	56.69	April 15, 2025	2,680
	825	50.94	July 22, 2025	9,529
	910	47.81	October 14, 2025	13,359
							177,159
Total:				64,493			177,159
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(a) (#)	Market or payout value of share-based awards that have not vested(b)(c) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
André Imbeau(e)	3,813	23.65	November 26, 2022	148,097
	2,442	36.15	September 30, 2023	64,322
	2,500	39.47	November 11, 2024	57,550
	4,000	48.16	September 22, 2025	57,320
	18,500	52.63	November 9, 2025	182,410
	20,000	63.23	September 26, 2026	–

Total:				509,699

60	2016 MANAGEMENT PROXY CIRCULAR

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Gilles Labbé	2,500	14.69	January 26, 2020	119,500
	596	15.51	April 22, 2020	28,000
	881	14.76	July 29, 2020	42,050
	2,500	15.49	September 30, 2020	117,500
	815	15.96	October 21, 2020	37,922
	1,349	19.28	January 27, 2021	58,290
	1,281	20.30	April 24, 2021	54,045
	1,268	20.51	July 28, 2021	53,231
	1,688	19.71	September 30, 2021	72,213
	1,347	19.30	October 20, 2021	58,177
	1,315	19.39	January 26, 2022	56,677
	1,278	21.31	April 19, 2022	52,628
	1,172	23.99	July 26, 2022	45,122
	1,075	26.16	October 18, 2022	39,055
	3,813	23.65	November 26, 2022	148,097
	1,152	24.41	January 23, 2023	43,868
	277	27.12	February 13, 2023	9,797
	1,925	26.62	April 17, 2023	69,050
	1,665	30.79	July 10, 2023	52,781
	2,442	36.15	September 30, 2023	64,322
	1,334	38.41	October 16, 2023	32,123
	1,658	34.68	January 22, 2024	46,109
	1,590	36.17	April 16, 2024	41,849
	1,533	37.50	July 23, 2024	38,310
	2,500	37.82	September 22, 2024	61,675
	1,510	38.07	October 29, 2024	36,874
	1,214	47.36	January 21, 2025	18,368
	1,014	56.69	April 15, 2025	5,881
	1,129	50.94	July 22, 2025	13,040
	1,203	47.81	October 14, 2025	17,660
							1,162,002
Total:				1,534,214			1,162,002

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Heather Munroe-Blum	2,500	50.21	July 27, 2025	30,700
	523	47.81	October 14, 2025	7,678
							98,859
Total:				38,378			98,859

2016 MANAGEMENT PROXY CIRCULAR	61

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Joakim Westh	953	27.28	April 28, 2023	33,555
	1,220	36.15	September 30, 2023	32,135
	1,875	37.82	September 22, 2024	46,256

Total:				111,946

(a)	Shows stock options held as at the end of the fiscal year ended September 30, 2016.
(b)	Based on $62.49, the closing price of the Company’s Class A subordinate voting shares on the TSX on September 30, 2016.
(c)	Shows the aggregate payout value of DSUs held as at the end of the fiscal year ended September 30, 2016.
(d)	Mr. Chevrier did not seek reelection on the Board of Directors and therefore ceased to be a director on January 26, 2016.
(e)	Ms. Godin and Mr. Imbeau received options in fiscal 2016 as remuneration in respect of their service as an executive and as an officer of the Company, respectively.

62	2016 MANAGEMENT PROXY CIRCULAR

Appendix C

Shareholder Proposals

Proposal One

Advisory Vote on the Compensation of Senior Executives

It is proposed that the Board of Directors give its shareholders the opportunity to vote on the Group’s executive compensation policy.

For two years now, MÉDAC has been soliciting the support of shareholders regarding the implementation of an advisory vote on executive compensation. Assuming that the holders of Class B Shares, namely those representing CGI’s senior leadership, are those who voted against our proposal, an inference could be drawn that we successfully obtained the support of 15.4% of the holders of Class A Shares, the majority of which are held by the public and not management. This rate is slightly higher than in 2014.

Given that
the Class A Shares represent 45.8% of all shares issued by the Group, one in three Class A Shares (15.4% out of 45.8%) therefore voted for our proposal.

A reading of your answer to our proposal in the previous management proxy circulars have led us to conclude that you likely find the compensation policies to be complex documents that are difficult for ordinary shareholders to understand.

Rather, we believe that the issues raised by
compensation policies have more to do with questions of ethics and justice when it comes to employees who, like executive officers, contribute to the organization’s development. Many shareholders question the objectives of compensation policies: as shareholders, they may want these policies to focus more on long-term instead of short-term performance, to prevent excessive gap between the compensation of the senior executive officers and the average employee, to set targets that go beyond share returns, and include initiatives to increase the presence of women or reduce the business’s ecological footprint.

Compensation
policies are the key indicators of the values promoted by the organization and, as such, shareholders have the knowledge they need to express their opinions. It is counter-productive that their only means of expressing disagreement is to sell their shares, a decision that could prove costly under certain circumstances.

Board of Directors Response

Devising a compensation policy and related practices as a solid foundation for a successful business is a challenging task that requires a deep understanding of the business and its competitive environment to ensure that our overall compensation approach serves the best interests of the Company.

Shareholders elect directors annually to perform that critical supervision role on their behalf. CGI’s Board of Directors’ Human Resources
Committee is composed entirely of independent directors who have expertise in human resources management, as well as access to experts’ advice, comparative data and best practices in the establishment and oversight of executive compensation policy and practices.

As such, CGI’s directors developed an executive compensation policy that emphasizes incentive compensation linked to business success, thereby ensuring that the financial interests of the Company’s executives are closely aligned with those of shareholders. CGI measures business success on the basis of profit and growth as well as client and member satisfaction. This belief drives the Company’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for shareholders.

Advisory votes, by their binary yes or no nature, do not provide meaningful insight to the Board of Directors and therefore accomplish little to promote a meaningful dialogue with shareholders. The current Canadian regulatory context prevents public companies from knowing who their shareholders really are. One therefore wonders how an advisory vote can lead to a meaningful dialogue with shareholders who, for the most part, remain anonymous.

The advisory vote process also raises the question of whether all shareholders should benefit from the same voting rights. Studies have shown that, on average, shares of North American public companies are held for short periods of time, often less than six months. A review of applicable legislation to distinguish between short-term speculators and investors who have an interest in the long-term interests of companies would therefore be needed before the rights of all shareholders are broadened.

2016 MANAGEMENT PROXY CIRCULAR

63

  Appendix C

Furthermore, several institutional investors
exercise their voting power based on investor services firms’ recommendations, thereby essentially delegating their voting rights to them. Our experience has been that these firms’ one-size-fits-all approach and the quality of their research can be deficient. Advisory firms are also often in blatant conflicts of interest as they provide corporate governance advisory services while also making voting recommendations based on the practices that they advocate.

If legislative amendments were made to address the concerns set out above, the Company would consider implementing a consultative vote on executive compensation.

In the meantime, we continue to believe that our directors, whose fiduciary duties include ensuring that the Company’s executive compensation policies and practices are well-suited, in light of the Company’s business in the competitive arena in which it operates, are uniquely qualified and positioned to effectively play this important governance function in an effective manner.

The Board of Directors therefore recommends that shareholders vote against the proposal regarding advisory vote on the compensation of senior executives.

Proposal Two

Separate
Disclosure of Voting Results by Classes of Shares

It is proposed that the Company disclose voting results by classes of shares, namely those shares carrying one voting right and those carrying multiple voting rights.

In 2016, 16.9% of the votes were cast for this proposal. Given that the Class A Shares represent 45.8% of all shares issued by the Group, one out of three Class A Shares (16.9 out of 45.8%) voted for our proposal.

Our experience in past years has shown that holders of the two classes of shares may not have the same concerns. Good examples of this are the implementation of the advisory vote on executive compensation, renewal of the mandate of one or several directors, and better gender balance on the boards of directors.

Such information will allow minority shareholders to better follow the actions taken by the Company in response to their expectations and could promote a more sustained dialogue between the two categories of shareholders. It could even allow to build minority shareholders’ loyalty which could lead to harmonized views and mutual trust that could prove useful to any organization in difficult times.

Board of Directors Response

CGI’s disclosure practice regarding voting results complies with the rules set out by the Business Corporations Act (Quebec)
(“QBCA”), which govern the Company and provide that the declaration of the chair of the meeting to the effect that a resolution was passed is sufficient and appropriate. The Company considers that all votes should be treated equally and that there are no legal or practical reasons for distinguishing between classes of shares.

The Board of Directors believes that disclosing the
voting results separately for each class of shares would not provide any additional protection or benefits to the holders of Class A subordinate voting shares. Our position is in line with applicable legislation, which does not require the disclosure of votes per class of shares but otherwise contains sections dealing with the protection of shareholders. Our Lead Director and majority of independent directors also have the fiduciary obligation to ensure that the interests of all shareholders, irrespective of the class of shares held, are adequately protected.

Furthermore, we believe that the interests of the vast majority of
CGI’s shareholders are well aligned, and that the culture of transparency and dialogue established between CGI and its shareholders ensures that all shareholders who wish to be heard are. CGI shareholders have access to a broad range of information via, for example, the Company’s annual information form, management proxy circular, quarterly and annual financial statements and annual report. As such, they invest in CGI knowing the existence of CGI’s share capital structure and characteristics attributed to the multiple voting shares.

The Board of Directors therefore recommends that shareholders vote against the proposal regarding separate disclosure of voting results by classes of shares.

64

2016 MANAGEMENT PROXY CIRCULAR